QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.6

2014

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2014

MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)

(March 4, 2015)

General

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements of Talisman Energy Inc. (Talisman or the Company) for the year ended December 31, 2014. The Company's Consolidated Financial Statements and the financial data included in this MD&A have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), unless otherwise noted.

Unless otherwise stated, references to production and reserves represent Talisman's working interest share (including Talisman's share of volumes of royalty interest) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

All comparisons are between the years ended December 31, 2014 and 2013, unless stated otherwise. All amounts presented are in US$, except where otherwise indicated. Abbreviations used in this MD&A are listed in the section "Abbreviations and Definitions".

Additional information relating to the Company, including the Company's Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's Annual Report on Form 40-F may be found in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database at www.sec.gov.

Company Overview

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman's main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol TLM.

Unless the context indicates otherwise, references in this MD&A to "Talisman" or the "Company" include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

Talisman's financial statements are prepared on a consolidated basis and include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities, with the exception of the Company's investments in Talisman Sinopec Energy UK Limited (TSEUK) and Equion Energía Limited (Equion) which are accounted for using the equity method.

Note 32 to the 2014 audited Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. In 2014, Talisman's activities were conducted in four geographic segments for the purposes of financial reporting: North America, Southeast Asia, North Sea and Other. The North America segment includes operations and exploration activities in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam, Papua New Guinea and non-operated production in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in the Kurdistan Region of Iraq. In 2013, the Company completed the process of exiting Poland and received government approval to transfer its interests in Sierra Leone. Furthermore, the Company is in the process of exiting Peru. For ease of reference all of the activities in Algeria, Colombia, Peru and the Kurdistan Region of Iraq are referred to collectively as the "Other" geographic segment or "Rest of the World", except where otherwise noted.

On December 15, 2014, Talisman entered into an arrangement agreement ("Arrangement Agreement") with Repsol S.A. and an indirect wholly-owned subsidiary of Repsol (collectively "Repsol"), providing for Repsol's acquisition of Talisman. Under the terms of the Arrangement Agreement, the acquisition is to be accomplished through a plan of arrangement ("Arrangement") under the Canada Business Corporations Act. Completion of the deal remains subject to satisfaction or waiver of customary closing conditions, including applicable government and regulatory approvals. If the Arrangement is completed, common shareholders will receive US$8.00 for each common share that they own and preferred shareholders will receive C$25.00 plus accrued and unpaid dividends to the date of completion of the Arrangement for each preferred share that they own. The terms of the Arrangement Agreement allow Talisman to pay aggregate cash dividends of US $0.18 per common share prior to closing, including the dividend declared and paid

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       1

on December 31, 2014 of $0.0675 per common share. The terms of the Arrangement Agreement contain certain restrictions on the Company's activities without the approval of Repsol including, but not limited to, acquisitions and disposals of assets, certain actions related to employees, and the Company's legal and organizational structures.

Since the date the transaction with Repsol was announced, the following has occurred:

•
On February 18, 2015, holders of Talisman's common shares and preferred shares approved the Arrangement;

•
On February 20, 2015, the Court of Queen's Bench of Alberta granted a final order with respect to the Arrangement; and

•
Talisman and Repsol are working to complete the filing of all key regulatory approvals and notifications required by the transaction.

Adoption of New Accounting Standards

As at and for the year ended December 31, 2012, the Company proportionately consolidated its interests in TSEUK and Equion. Effective January 1, 2013, the Company adopted IFRS 11 Joint Arrangements which requires the Company to account for its investments in TSEUK and Equion using the equity method of accounting and was applied retrospectively. Accordingly, all 2012 amounts reported relating to the Company's investment in Equion have been restated to reflect this change.

As the TSEUK joint venture was formed on December 17, 2012, in conjunction with Talisman's sale of a 49% equity interest in Talisman Energy (UK) Limited (TEUK), 2012 amounts reported have been restated from December 17, 2012 onwards to reflect this change.

As a result of adopting IFRS 11 and the formation of the TSEUK joint venture in December 2012, amounts reported for 2012 are not comparable with respect to the Company's UK operations. Since December 17, 2012, Talisman's 51% interest in TSEUK is reflected in a single line item entitled "Income (loss) from joint ventures and associates, after tax", which also includes results from the Equion joint venture and results from associates.

References in this MD&A to "Consolidated Subsidiaries" are to Talisman together with its subsidiaries which are consolidated for financial reporting purposes. References to "Joint Ventures" are to TSEUK and Equion.

2       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

2014 Performance Highlights

•
In 2014, production averaged 369,000 boe/d. Production from ongoing operations averaged 357,000 boe/d, up 6% from 2013. Liquids production averaged 141,000 bbl/d, up 7% over 2013.

•
Net G&A for 2014 was $405 million, down 7% from 2013.

•
During the year, the Company received $1.5 billion of disposition proceeds.

•
In 2014 the company recorded gains on held-for-trading financial instruments of $1.4 billion related to its hedging program.

Financial and Operating Highlights(1)

(millions of $, unless otherwise stated)		2014		2013		2012

Cash provided by operating activities		1,899		1,767		2,396

Net income (loss)		(911)		(1,175)		132

Common share dividends		279		277		277

Preferred share dividends		8		8		9

Per share ($)

Net income (loss)(2)		(0.89)		(1.15)		0.12

Diluted net income (loss)(3)		(0.96)		(1.21)		0.01

Common share dividends		$0.27		$0.27		$0.27

Preferred share dividends	C$	1.05	C$	1.05	C$	1.10

Total Production (mboe/d)(4)		369		373		426

Production from ongoing operations (mboe/d)(5)		357		338		355

Average sales price ($/boe)		51.54		52.93		57.50

Total revenue and other income		3,763		4,486		7,166

Operating costs ($/boe)		11.52		11.41		15.91

Depreciation, depletion and amortization (DD&A) expense, exploration and dry hole expense		2,308		2,271		2,955

Total exploration and development expenditures from Consolidated Subsidiaries and Joint Ventures		2,776		2,885		3,511

Total assets		17,330		19,161		19,337

Total long-term debt (including current portion)		5,064		5,239		4,442

Cash and cash equivalents, net of bank indebtedness		253		351		553

Total long-term liabilities		6,748		7,051		7,362

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
Net income per share includes an adjustment to the numerator for after-tax cumulative preferred share dividends.

3)
Diluted net income per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after-tax cumulative preferred share dividends.

4)
Includes production from Consolidated Subsidiaries and Joint Ventures.

5)
Production from ongoing operations consists of total production less production from assets sold or held for sale.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       3

2014 Net Income Variances

(millions of $)

2013 net loss	(1,175)

Favourable (unfavourable) variances(1):

Commodity prices(2)	(456)

Production volumes(2)	220

Unlifted oil	(148)

Royalties(2)	385

Other income	41

Loss from joint ventures and associates, after tax	(765)

Operating & transportation expenses	13

General and administrative (G&A) expense	29

DD&A expense	(14)

Impairment	(822)

Dry hole expense	(51)

Exploration expense	28

Finance costs	(21)

Share-based payments expense	22

Gain on disposals	450

Gain on held-for-trading financial instruments	1,567

Other	64

Current taxes (including Petroleum Revenue Tax (PRT))	205

Deferred taxes (including PRT)	(483)

Total variances	264

2014 net loss	(911)

1)
Variances are before tax except for current and deferred taxes, unless otherwise noted.

2)
In the commentary that follows, the term "sales" refers to the net impact of commodity prices, production volumes and royalties.

The significant variances from 2013, as summarized in the net income variances table, are:

•
Lower prices on oil and liquids, partially offset by higher prices on North America gas production;

•
Increased production volumes of oil and liquids in North America and Colombia, partially offset by lower North America gas volumes;

•
Increased oil inventory in Malaysia and Algeria, partially offset by decreased oil inventory in Norway;

•
Lower royalties in Southeast Asia;

•
Lower income from joint ventures and associates, after tax principally due to increased losses in the TSEUK joint venture from impairments recorded in 2014 as well as lower revenue due to a decrease in oil and liquids prices, partially offset by an increase in deferred income tax recovery and lower DD&A expense. Lower income from the Equion joint venture due to lower pricing, higher taxes and higher DD&A expense. Lower income from Oleoducto Central S.A. (Ocensa) as a result of the Company selling its equity interest in the pipeline in December 2013;

•
Increased impairment expense, due principally to lower commodity prices;

•
Dry hole expense increased in North America, Southeast Asia and the Rest of the World;

•
Gains on disposals increased compared to 2013 due to the sale of Talisman's Montney play position in the Farrell Creek and Cypress areas;

•
An increase in gains on held-for-trading financial instruments as the result of declining commodity prices;

•
A reduction in current income tax expense primarily driven by lower revenues in Indonesia, and the sale of Talisman's equity investment in the Ocensa pipeline in 2013; and

4       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

•
A reduction in deferred income tax recovery due primarily to the sale of Talisman's equity investment in the Ocensa pipeline in 2013, the revaluation of foreign exchange on tax pools denominated in a foreign currency, and the gains associated with non-core asset disposals in Canada in 2014.

Operations Review

Results Summary

Sales of oil, liquids and natural gas in 2014 were $4.6 billion, consistent with 2013 due principally to increased oil and liquids production in North America and Colombia and lower royalty rates in Southeast Asia due to lower prices and increased cost recovery. These gains were offset by lower pricing on oil and liquids production and decreased natural gas volumes in North America due to asset sales.

Oil and liquids sales increased by $42 million principally due to higher production in North America and Colombia, partially offset by lower prices for oil and liquids in 2014. The overall price for oil and liquids was 13% lower in 2014, compared to 2013.

Natural gas sales decreased by $35 million due primarily to decreased gas production in North America as a result of asset dispositions in western Canada. This was partially offset by a 3% increase in the Company's realized natural gas price in 2014 compared to 2013.

In North America, sales of oil, liquids and natural gas were $1.8 billion, an increase of 10% from 2013 due primarily to increased oil and liquids production in Edson and the Eagle Ford, and higher prices on natural gas, partially offset by lower natural gas production due to asset dispositions in western Canada, and lower oil and liquids prices. Operating expenses, transportation expense, and DD&A decreased by 9% year-over-year.

In Southeast Asia, sales of oil, liquids and natural gas were $2.1 billion, 7% lower than 2013 due primarily to lower prices for oil, liquids and natural gas, partially offset by lower royalty expense due to lower pricing and increased cost recovery. Production was stable year-over-year. Operating expenses, transportation expense and DD&A decreased by 5%.

In the North Sea, sales of oil, liquids and natural gas were $527 million, 9% lower than 2013 due principally to lower prices for oil, liquids and natural gas. This was partially offset by higher natural gas production in 2014.

In the Rest of the World, sales of oil, liquids and natural gas were $272 million, 18% higher than 2013 due principally to production increases in Colombia from the Akacias field, partially offset by lower pricing on oil and liquids sales.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       5

Daily Average Production(1)

	Gross before royalties			Net of royalties

	2014	2013	2012	2014	2013	2012

Oil and liquids from Consolidated Subsidiaries (mbbls/d)

North America	43	35	27	34	27	23

Southeast Asia	43	44	42	28	24	24

North Sea	13	14	70	13	14	69

Other	16	12	12	8	6	6

	115	105	151	83	71	122

Oil and liquids from Joint Ventures (mbbls/d)

TSEUK	17	18	1	17	18	1

Equion	9	9	10	7	8	8

	26	27	11	24	26	9

Total Oil and liquids from Consolidated Subsidiaries and Joint Ventures (mbbls/d)	141	132	162	107	97	131

Natural gas from Consolidated Subsidiaries (mmcf/d)

North America	794	883	985	690	774	871

Southeast Asia	510	516	524	348	346	357

North Sea	18	7	31	18	7	31

Other	–	–	–	–	–	–

	1,322	1,406	1,540	1,056	1,127	1,259

Natural gas from Joint Ventures (mmcf/d)

TSEUK	1	2	–	1	2	–

Equion	48	43	42	36	34	33

	49	45	42	37	36	33

Total natural gas from Consolidated Subsidiaries and Joint Ventures (mmcf/d)	1,371	1,451	1,582	1,093	1,163	1,292

Total Daily Production from Consolidated Subsidiaries (mboe/d)

North America	175	182	192	149	156	168

Southeast Asia	128	130	129	85	82	84

North Sea	17	15	75	17	15	74

Other	15	12	12	8	6	6

	335	339	408	259	259	332

Total Daily Production From Joint Ventures (mboe/d)

TSEUK	17	18	1	17	18	1

Equion	17	16	17	13	14	14

	34	34	18	30	32	15

Total Daily production from Consolidated Subsidiaries and Joint Ventures (mboe/d)	369	373	426	289	291	347

Less production from assets sold or held for sale (mboe/d)(2)

North America	9	31	40	8	31	38

Southeast Asia	3	4	6	1	3	4

North Sea	–	–	25	–	–	25

	12	35	71	9	34	67

Total production from ongoing operations (mboe/d)	357	338	355	280	257	280

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
Includes assets sold through December 31, 2014.

6       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

Production represents gross production before royalties, unless noted otherwise. Production identified as net is production after deducting royalties.

Production from ongoing operations increased by 6% compared to 2013 due primarily to increased production from North America operations.

In North America, total production decreased by 4%, and production from ongoing operations increased by 10% compared to 2013. Oil and liquids production increased by 23% due principally to increased development activity in Edson and the Eagle Ford. Natural gas production decreased by 10% due principally to asset dispositions in western Canada.

In Southeast Asia, total production, and production from ongoing operations, were both in line with 2013. Total oil and liquids production decreased slightly due principally to completion of a property disposition in Indonesia and natural declines at Kitan. This was partially offset by higher production at Kinabalu following completion of a multi-well infill program during the year and increased production at HST/HSD in Vietnam resulting from a full year of production. Natural gas production was relatively stable with lower demand at PM-3 partially offset by a full year of production from Corridor expansion projects commissioned towards the end of 2013.

In the North Sea, including Norway and the TSEUK joint venture, total production increased by 3%. Production in Norway increased 13% due principally to the startup of the Varg gas export facility in the first quarter of 2014 as well as increased gas exports at Veslefrikk, partially offset by cessation of production at Rev. In the TSEUK joint venture, production decreased by 6% due principally to operational issues at Auk and Clyde, as well as an extended unplanned outage at Montrose and Arbroath.

In the Other segment, including the Equion joint venture, production increased by 14% in 2014. Increased liquids production in Colombia was principally due to additional long-term testing wells in Akacias. Production in Algeria increased due principally to increased liquids production at EMK from a liquids train brought online in 2014.

Volumes Produced Into (Sold Out of) Inventory(1)(2)

	2014	2013	2012

North America – bbls/d	82	–	–

Southeast Asia – bbls/d	328	(2,630)	920

North Sea – bbls/d	(403)	525	(468)

Other – bbls/d	791	(410)	450

Total produced into (sold out of) inventory – bbls/d	798	(2,515)	902

Total produced into (sold out of) inventory – mmbbls	0.3	(0.9)	0.3

Inventory at December 31 – mmbbls	1.5	1.2	2.1

1)
Gross before royalties.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

The Company's produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue, and the related expenses on crude oil production, when liftings have occurred. Volumes presented in the "Daily Average Production" table represent production volumes in the period, which include oil and liquids volumes produced into inventory and exclude volumes sold out of inventory.

During the year ended December 31, 2014, volumes in inventory increased from 1.2 mmbbls to 1.5 mmbbls due principally to increased inventories in Malaysia and Algeria, partially offset by decreased inventories in Norway.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       7

Company Netbacks(1)(2)

	Gross before royalties			Net of royalties

	2014	2013	2012	2014	2013	2012

Oil and liquids ($/bbl)

Sales price	82.45	94.65	103.79	82.45	94.65	103.79

Royalties	23.67	31.41	20.20	–	–	–

Transportation	1.84	1.28	1.37	2.59	1.91	1.70

Operating costs	20.96	21.84	32.33	29.41	32.69	40.15

	35.98	40.12	49.89	50.45	60.05	61.94

Natural gas ($/mcf)

Sales price	5.90	5.73	5.03	5.90	5.73	5.03

Royalties	1.38	1.41	1.20	–	–	–

Transportation	0.27	0.28	0.26	0.35	0.37	0.34

Operating costs	1.10	1.12	1.04	1.43	1.50	1.36

	3.15	2.92	2.53	4.12	3.86	3.33

Total $/boe (6mcf=1boe)

Sales price	51.54	52.93	57.50	51.54	52.93	57.50

Royalties	13.56	15.54	12.03	–	–	–

Transportation	1.68	1.56	1.48	2.28	2.20	1.87

Operating costs	11.52	11.41	15.91	15.40	15.69	20.46

	24.78	24.42	28.08	33.86	35.04	35.17

1)
Netbacks do not include pipeline operations.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

During 2014, the Company's average gross netback was $24.78/boe, 1% higher than 2013 due principally to lower royalties, partially offset by lower oil and liquids prices.

Talisman's net price of $51.54/boe was 3% lower than 2013 due principally to a 13% decline in realized oil and liquids prices due to lower global oil and liquids prices, partially offset by higher realized prices on natural gas which increased by 3%.

The Company's realized net sales price includes the impact of physical commodity contracts, but does not include the impact of financial commodity price derivatives discussed in the "Risk Management" section of this MD&A.

8       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

Commodity Prices and Exchange Rates(1)

	2014	2013	2012

Oil and liquids ($/bbl)

North America	61.49	66.70	69.39

Southeast Asia	98.31	108.56	111.69

North Sea	91.06	109.69	111.84

Other	89.39	107.32	108.52

	82.45	94.65	103.79

Natural gas ($/mcf)

North America	4.12	3.49	2.63

Southeast Asia	8.58	9.44	9.28

North Sea	8.33	14.85	9.79

Other	–	–	–

	5.90	5.73	5.03

Company $/boe (6mcf=1boe)	51.54	52.93	57.50

Benchmark prices and foreign exchange rates

WTI (US$/bbl)	92.97	97.97	94.22

Dated Brent (US$/bbl)	98.99	108.66	111.61

WCS (US$/bbl)	73.36	72.96	73.17

LLS (US$/bbl)	96.74	107.31	111.70

NYMEX ($/mmbtu)	4.37	3.67	2.80

AECO (C$/gj)	4.19	3.00	2.28

C$/US$ exchange rate	1.10	1.03	1.00

UK£/US$ exchange rate	0.61	0.64	0.63

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

In North America, realized oil and liquids prices decreased by 8% in 2014 principally due to price declines and increased liquids production in the product mix. In Southeast Asia, realized oil and liquids prices decreased by 9%, consistent with decreases in Brent crude. In Norway, realized oil and liquids prices declined by 17% due principally to lower sales in the second quarter when prices were higher and the timing of liftings. Due to these reasons, Talisman's overall realized oil and liquids price of $82.45/bbl decreased by 13% compared to 2013.

In North America, realized natural gas prices increased by 18% in 2014, consistent with increases in NYMEX prices. In Southeast Asia, realized natural gas prices decreased by 9% as the majority of natural gas pricing in Southeast Asia is linked to oil-based indices. Due to these reasons, Talisman's overall realized natural gas price of $5.90/mcf increased by 3% compared to 2013.

Royalties(1)(2)

	2014		2013		2012

	Rate (%)	$ million	Rate (%)	$ million	Rate (%)	$ million

North America	16	350	16	321	14	239

Southeast Asia	34	1,036	39	1,413	36	1,243

North Sea	–	–	–	–	1	18

Other	46	233	54	270	55	267

	26	1,619	30	2,004	21	1,767

1)
Includes impact of royalties related to sales volumes.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

The overall royalty rate was 26%, down from 30% in 2013 due primarily to lower royalty rates in Southeast Asia and the Rest of the World.

In Southeast Asia, royalty rates decreased due primarily to higher cash costs claimed in PM-3 due to a full-year infill drilling program versus only nine months in 2013, increased cost recovery due to higher capital spending in Kitan and lower prices across all assets.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       9

In the Rest of the World, royalty rates were down to 46% from 54% as a result of increased production from Colombia which has lower royalty rates than Algeria.

Unit Operating Expenses(1)

	Gross before royalties			Net of royalties

($/boe)	2014	2013	2012	2014	2013	2012

North America	7.92	8.42	7.91	9.31	9.81	9.05

Southeast Asia	11.19	10.92	9.03	16.76	17.26	13.88

North Sea	52.54	55.39	49.73	52.55	55.39	50.03

Other	11.39	6.47	6.81	21.66	13.84	14.96

	11.52	11.41	15.91	15.40	15.69	20.46

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

Total Operating Expenses(1)

(millions of $)	2014	2013	2012

North America	517	568	564

Southeast Asia	494	532	418

North Sea	332	302	1,350

Other	62	30	29

	1,405	1,432	2,361

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

Total operating expenses were down by $27 million compared to 2013.

In North America, total operating expenses decreased 9% compared to 2013 due primarily to property dispositions in western Canada and a weakening Canadian dollar, partially offset by increased production activity in the Eagle Ford and a full year of processing expenses at the Pembina Saturn Deep Cut plant in Edson, which commenced operations in the fourth quarter of 2013. Unit operating expenses in North America decreased by 6% due principally to a change in product mix as remaining assets have lower operating costs than assets disposed of in western Canada.

In Southeast Asia, total operating expenses decreased by 7% due primarily to the relinquishment of Song Doc Block 46-02, the dispositions of the Northwest Java and Southeast Sumatra assets, as well as the timing of liftings. These decreases were partially offset by increases in Vietnam due to the startup of HST/HSD in the second quarter of 2013 and the HST jacket repair. Excluding the timing of liftings, unit operating expenses were relatively stable, increasing by 2% due principally to the reasons noted above and decreased production.

In Norway, operating expenses were up by 14% (from $292 million to $332 million) due principally to the timing of liftings and increased maintenance costs during shutdowns at Brage and Veslefrikk, partially offset by higher repair costs in Varg in 2013. Unit operating costs in Norway decreased by 5% due primarily to higher production volumes.

In the Rest of the World, total operating expenses increased by 107% compared to 2013 due primarily to increased operating expenses associated with the early stage of production in Colombia.

Unit operating expense for the Company increased by 1% to $11.52/boe due to the reasons noted above.

Unit Depreciation, Depletion and Amortization (DD&A) Expense(1)

	Gross before royalties			Net of royalties

($/boe)	2014	2013	2012	2014	2013	2012

North America	17.38	18.25	16.25	20.43	21.25	18.58

Southeast Asia	10.27	10.05	9.13	15.40	15.71	14.10

North Sea	49.13	36.69	28.15	49.13	36.69	28.30

Other	10.16	6.59	6.74	19.32	12.97	17.69

	15.90	15.42	16.13	20.56	20.11	19.65

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

10       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

Total DD&A Expense(1)

(millions of $)	2014	2013	2012

North America	1,109	1,211	1,140

Southeast Asia	473	486	427

North Sea	302	195	774

Other	52	30	30

	1,936	1,922	2,371

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

Total DD&A expense increased by 1% compared to 2013 due principally to increased DD&A expense in the North Sea, partially offset by decreases in North America.

DD&A expense in North America decreased by 8% primarily due to asset dispositions in western Canada, reserve additions in the US, and a decreased depletable base in western Canada, partially offset by increased production, and an increased depletable base in the US. Unit DD&A expense decreased by 5% as a result of the western Canadian asset dispositions mentioned above.

In Southeast Asia, DD&A expense decreased by 3%, due principally to reduced production from Kitan and other assets, as well as the timing of liftings, partially offset by production in HST/HSD which began in the second quarter of 2013. Unit DD&A expense increased by 2%.

In the North Sea, DD&A expense for Norway increased by 55% due principally to downward reserves revisions, higher unit rates, timing of liftings and increased production. Unit DD&A expense increased by 34% due primarily to the downward reserves revisions as mentioned above as well as an increased depletable base from new wells.

In the Rest of the World, total DD&A expense increased by 73% due principally to increased production in Colombia and increased volumes from EMK, a higher DD&A rate property, in Algeria. Unit DD&A expense increased 54% compared to 2013 due principally to the change in production mix in Algeria mentioned above.

Unit DD&A expense for the Company increased by 3% to $15.90/boe due to the reasons noted above.

Impairment(1)

(millions of $)	2014	2013	2012

Impairment losses

North America	625	332	363

Southeast Asia	60	55	–

North Sea(2)	741	554	1,942

Other(3)	374	16	284

	1,800	957	2,589

Impairment reversals

North America	(32)	–	–

Southeast Asia	–	–	–

North Sea	–	(11)	–

Other	–	–	–

	(32)	(11)	–

Net impairment	1,768	946	2,589

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
2014 North Sea impairment expense includes a non-taxable impairment of goodwill of $287 million (2013 – $185 million).

3)
2014 Other impairment expense includes a non-taxable impairment of $133 million relating to the Company's investment in the Equion joint venture.

During 2014, the Company recorded an impairment expense of $625 million pre-tax ($625 million after-tax) in North America. The majority of this, $614 million pre-tax ($614 million after-tax), related to the Eagle Ford as a result of lower commodity prices.

During 2014, the Company recorded impairment expense of $60 million pre-tax ($27 million after-tax) in Southeast Asia. The majority relates to a $45 million pre-tax ($19 million after-tax) expense for PP&E assets in Australia as a result of lower commodity prices and increased decommissioning cost estimates.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       11

During 2014, the Company recorded impairment expense of $454 million pre-tax ($178 million after-tax) in the North Sea. Of this, $158 million pre-tax ($35 million after-tax) expense relates to uncertainties in future development plans as a result of lower commodity prices and a further $166 million pre-tax expense ($36 million after-tax) as a result of lower commodity prices, capital overruns, high operating costs and lower than expected results which resulted in downward reserves revisions. A further impairment of $130 million pre-tax ($107 million after-tax) was taken as the result of the Company's decision to withdraw from an exploration licence following technical evaluation.

During 2014, the Company recorded a non-taxable impairment of $287 million relating to North Sea goodwill as a result of the Company's view of the declining value of its North Sea assets, driven by lower commodity prices, and higher decommissioning and development cost estimates.

During 2014, the Company recorded an impairment expense of $241 million pre-tax ($241 million after-tax) in the Rest of the World. The majority of the impairment expense, $234 million pre-tax ($234 million after-tax), related to a full impairment of Block 44 in the Kurdistan Region of Iraq after determining that future investment in a capital constrained environment was unlikely.

During 2014, the Company recorded an impairment expense of $133 million pre-tax ($133 million after-tax) related to its investment in Equion, due principally to lower commodity prices.

Dry Hole Expense(1)

(millions of $)	2014	2013	2012

North America	11	–	22

Southeast Asia	92	60	77

North Sea	(1)	18	45

Other	38	11	94

	140	89	238

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

In 2014, dry hole expense principally relates to the writeoff of unsuccessful exploration wells in Malaysia, Vietnam, Australia and Colombia.

Exploration Expense(1)

(millions of $)	2014	2013	2012

North America	21	39	29

Southeast Asia	108	59	92

North Sea	37	39	46

Other	66	123	179

	232	260	346

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expense. These costs are expensed as incurred.

In North America, exploration expense decreased by 46% relative to 2013 due principally to reduced seismic spending in Duvernay and in the Cypress area of the Montney play, which was disposed of in the first quarter of 2014.

In Southeast Asia, exploration expense increased by 83% relative to 2013 due principally to increased seismic activity in Papua New Guinea and Vietnam.

In the North Sea, exploration expense decreased by 5% relative to 2013 due principally to reduced licence fees compared to 2013.

In the Rest of the World, exploration expense decreased by 46% relative to 2013 due principally to reduced exploration activity in the Kurdistan Region of Iraq and Colombia.

12       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

Income (Loss) from Joint Ventures and Associates(1)(2)

(millions of $)	2014	2013	2012

TSEUK	(1,055)	(450)	(46)

Equion	15	116	361

Ocensa	–	59	–

	(1,040)	(275)	315

1)
Includes the Company's proportionate interest in joint ventures and associates as disclosed in note 8 to the 2014 audited Consolidated Financial Statements.

2)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

TSEUK Joint Venture

The 2014 loss of $1,055 million after-tax in the TSEUK joint venture was due primarily to asset impairments of $1.6 billion pre-tax ($683 million after-tax) net to Talisman principally due to lower commodity prices, as well as increases to decommissioning and development cost estimates.

In addition to impairment losses, the net loss from TSEUK increased due principally to decreased revenues due to lower oil prices. Furthermore, other expenses were higher in 2014 as the result of both an adjustment to decommissioning obligations in Beatrice and a provision for onerous contracts and contract cancellations related to drilling and vessel leases. These increases were partially offset by decreased DD&A expense and an increase in deferred tax recovery. The deferred tax recovery resulted in a deferred tax asset of $2.3 billion ($1.2 billion net to Talisman) related to decommissioning obligations. The deferred tax asset related to decommissioning obligations is limited to $2.3 billion, representing taxes paid since 2002.

The factors noted above resulted in a negative investment balance in the TSEUK joint venture of $186 million as at December 31, 2014. The obligation to fund TSEUK arises from the Company's past practice of funding TSEUK's cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded through 2015. In addition the Company has a guarantee to fund TSEUK's decommissioning obligation if TSEUK is unable to. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company's obligation to fund TSEUK will increase to the extent future losses are generated within TSEUK. In addition, future contributions to the TSEUK joint venture could be impaired to the extent recoverability is not probable.

Equion Joint Venture

Income of $15 million after-tax represents Talisman's 49% interest in the Equion joint venture in Colombia. Income was down in 2014 due principally to lower oil and liquids prices as well as higher income taxes and DD&A expense.

Ocensa

In December 2013, Talisman sold its 12.152% equity interest in the Ocensa pipeline for proceeds, net of disposition costs, of approximately $590 million. Talisman retained its crude oil transportation rights in the pipeline and retained its option to transport proprietary crude and to market any unused capacity to third parties.

Corporate and Other(1)

(millions of $)	2014	2013	2012

G&A expense	405	434	510

Finance costs	352	331	272

Share-based payments expense (recovery)	27	49	(63)

(Gain) loss on held-for-trading financial instruments	(1,427)	140	93

Gain on disposals	(550)	(100)	(1,624)

Other income	150	109	84

Other expenses, net	49	113	124

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

G&A expense decreased by $29 million relative to 2013 due principally to lower workforce costs.

Finance costs include interest on long-term debt (including current portion), other finance charges and accretion expense relating to decommissioning liabilities, less interest capitalized. Finance costs increased by $21 million in 2014 due principally to increased accretion expense in Norway as a result of increased decommissioning liabilities and a reduction in capitalized interest in Southeast Asia as the result of HST/HSD in Vietnam becoming operational in 2013, partially offset by lower interest on long-term debt.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       13

Share-based payments expense in 2014 was $27 million, due principally to expenses from amortization of the long-term Performance Share Unit (PSU) plan and the Restricted Share Unit (RSU) plan, partially offset by reduced option valuation due to a decline in the year-over-year share price.

Talisman recorded a gain on held-for-trading financial instruments of $1,427 million in 2014 due principally to a decrease in oil and natural gas forward prices. See the "Risk Management" section of this MD&A for further details concerning the Company's financial instruments.

The 2014 gain on disposals of $550 million is due primarily to the first quarter disposition of Talisman's Montney play position in the Farrell Creek and Cypress areas.

Other income consists primarily of $63 million of pipeline and customer treating tariffs, $42 million of marketing and other miscellaneous income and $28 million of interest on the loan to TSEUK.

Other expense consists primarily of restructuring costs of $18 million, a foreign exchange gain of $42 million, inventory writedowns of $10 million and $57 million of other miscellaneous expenses.

Income Taxes(1)

(millions of $)	2014	2013	2012

Income (loss) before taxes	(780)	(1,322)	(272)

Less: PRT

Current	15	33	102

Deferred	(18)	5	(25)

Total PRT	(3)	38	77

	(777)	(1,360)	(349)

Income tax expense (recovery)

Current income tax	403	590	690

Deferred income tax	(269)	(775)	(1,171)

Income tax expense (recovery) (excluding PRT)	134	(185)	(481)

Effective income tax rate (%)	(17% )	14%	138%

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

The effective tax rate is expressed as a percentage of income before taxes adjusted for PRT, which is deductible in determining taxable income. The effective tax rate was impacted by pre-tax losses of $886 million in Norway where tax rates are 78%, and pre-tax losses of $530 million in North America where tax rates are between 25% and 39%, partially offset by pre-tax income of $751 million in Southeast Asia where tax rates range from 30% to 50%.

In addition to the jurisdictional mix of income, the effective tax rate in 2014 was also impacted by:

•
Not recording $349 million of tax benefit associated with book losses in the US;

•
Not recognizing tax benefits associated with operations in Southeast Asia;

•
Non-taxable corporate hedging gains;

•
Foreign exchange on foreign denominated tax pools; and

•
Non-taxable impairments.

The Company's 2013 effective tax rate was impacted by pre-tax losses of $538 million in Norway where tax rates are 78%, and pre-tax losses of $634 million in North America where tax rates are between 25% and 39%, partially offset by pre-tax income of $947 million in Southeast Asia where tax rates ranged from 30% to 55%.

14       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

In addition to the jurisdictional mix of income, the effective tax rate in 2013 was also impacted by:

•
Not recording $221 million of tax benefit associated with book losses in the US;

•
Deferred taxes on the Company's sale of its investment in the Ocensa pipeline in Colombia;

•
Not recognizing tax benefits associated with operations in Papua New Guinea, the Kurdistan Region of Iraq, Sierra Leone, and Vietnam exploration blocks;

•
Non-taxable corporate hedging losses; and

•
Recognition of deferred tax assets related to Vietnam operations of $77 million.

The reduction of $187 million in current taxes from $590 million in 2013 to $403 million in 2014 was primarily driven by lower revenues in Indonesia and the sale of the Ocensa pipeline in 2013.

The deferred tax recovery of $269 million in 2014 compared to a deferred tax recovery of $775 million in 2013 was due principally to the sale of Talisman's equity investment in the Ocensa pipeline in 2013, the revaluation of foreign exchange on tax pools denominated in a foreign currency, and the gains associated with non-core asset disposals in Canada in 2014.

Capital Expenditures(1)

($ millions)	2014	2013	2012

North America	1,322	1,283	1,562

Southeast Asia	439	482	421

North Sea	152	381	1,149

Other	161	161	230

Exploration and development expenditure from subsidiaries(2)	2,074	2,307	3,362

Corporate, IS and Administrative	47	41	138

Acquisitions	35	111	160

Proceeds of dispositions(3)	(1,517)	(146)	(964)

Net capital expenditure for subsidiaries	639	2,313	2,696

TSEUK	599	460	24

Equion	103	118	125

Exploration and development expenditure from Joint Ventures(4)	702	578	149

Net capital expenditure for Consolidated Subsidiaries and Joint Ventures	1,341	2,891	2,845

1)
2012 restated to reflect the change to equity accounting for the TSEUK and Equion joint ventures.

2)
Excludes exploration expense of $232 million in 2014 (2013 – $260 million; 2012 – $346 million).

3)
Excludes proceeds, net of disposition costs, of approximately $590 million from the disposal of the Company's 12.152% equity interest in the Ocensa pipeline in Colombia in December 2013.

4)
Represents the Company's proportionate interest, excluding exploration expense of $5 million net in 2014 (2013 – $19 million; 2012 – $nil).

North America capital expenditures were $1.3 billion in 2014, an increase of 3% from 2013. Of this, $1.2 billion related to development activity, with the majority spent in the Eagle Ford, Marcellus, and Edson areas. The remaining capital was invested in exploration activities, largely in the Duvernay.

In Southeast Asia, capital expenditures of $439 million included $300 million on development, with the majority spent in Malaysia, Indonesia and Australia. The majority of the $139 million for exploration was spent in Vietnam and Malaysia.

In Norway, capital expenditures of $152 million included $130 million on development primarily related to development activities in Brynhild, Brage, Veslefrikk and the Varg gas export. The majority of the $22 million for exploration was spent on the Yme redevelopment.

In the Rest of the World, capital expenditures of $161 million included $149 million of exploration and evaluation activities in Colombia and the Kurdistan Region of Iraq.

In the TSEUK joint venture, capital expenditures of $599 million consisted primarily of development activity at several fields as well as exploration drilling at Seagull. In the Equion joint venture, capital expenditures of $103 million were primarily for development activities including the expansion of the Piedemonte facility and development wells at Florena and Pauto.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       15

Asset Disposals

North America Dispositions

In 2014, Talisman completed the sale of its Montney acreage in northeast British Columbia for proceeds of $1.3 billion, resulting in a pre-tax gain of $564 million ($493 million after-tax).

In 2014, Talisman sold non-core assets in western Canada for net proceeds of $141 million, after $3 million in working capital adjustments, resulting in a pre-tax loss on disposal of $6 million ($7 million after-tax).

In 2013, Talisman completed sales of non-core assets in western Canada for proceeds of $98 million, resulting in a pre-tax gain of $49 million ($37 million after-tax).

Southeast Asia Disposition

In 2014, Talisman completed the sale of its 7.48% interest in the Southeast Sumatra Production Sharing Contract (PSC) in Indonesia for proceeds of $34 million, net of withholding tax, resulting in a pre-tax loss of $3 million ($nil after-tax).

In 2013, Talisman completed the sale of its 5.03% interest in the Offshore Northwest Java PSC in Indonesia for net proceeds of $36 million, resulting in a pre-tax gain of $9 million ($3 million after-tax).

Sale of Colombian Pipeline Interest

In 2013, Talisman sold its 12.152% equity interest in the Ocensa pipeline in Colombia for proceeds, net of disposition costs, of approximately $590 million, resulting in a pre-tax gain of $34 million. Talisman retained its crude oil transportation rights in the pipeline and retained its option to market any unused capacity to third parties.

Sale of 49% Equity Interest in Talisman Energy (UK) Limited (TEUK) to China Petrochemical Corporation (Sinopec)

On December 17, 2012, Talisman completed the sale of a 49% equity interest in TEUK, now renamed TSEUK, to Addax Petroleum UK Limited (APUKL), an indirect wholly-owned subsidiary of Sinopec, for cash consideration of $1.5 billion, based on an effective date of January 1, 2012. This newly created entity was accounted for using the equity method effective December 17, 2012.

Farm-Outs

In 2012, the Company reached agreements to farm down its working interest in the Block SL04B-10 in Sierra Leone from 80% to 30%, including a reimbursement of past costs. The Company exited Sierra Leone in 2013.

In 2012, Talisman concluded an agreement with Mitsubishi to farm-out interests in nine of the Company's licences in Papua New Guinea's onshore Western Province. This agreement is valued at approximately $280 million and is being paid in the form of a capital carry. Following the farm-out, the Company's equity position averages 40% in these nine licences.

Acquisitions

Vietnam Acquisition

In 2013, Talisman acquired a 55% working interest and operatorship of exploration and evaluation assets in Block 07/03 offshore Vietnam via two separate transactions with a total acquisition cost of $95 million. The block is adjacent to the Company's existing position in the Nam Con Son Basin.

Kinabalu PSC

The Company entered into a new PSC with PETRONAS, the national oil company of Malaysia, acquiring ownership of a 60% working interest in the Kinabalu PSC as well as assuming operatorship on December 26, 2012. As consideration for receipt of the PSC interest, the Company paid to PETRONAS $50 million in January 2013.

16       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

Reserves at December 31

Disclosure Requirements

As a Canadian public company, Talisman is subject to the oil and gas disclosure requirements of National Instrument 51-101 (NI 51-101) of the Canadian Securities Administrators. Information regarding the pricing assumptions used in the preparation of the estimates of NI 51-101 reserves is set forth in Schedule A of Talisman's AIF dated March 4, 2015.

Talisman's gross before royalties proved and probable reserves at December 31, 2014 (including the reserves attributable to its investments in TSEUK and Equion), compiled in accordance with NI 51-101 disclosure requirements using forecast prices, are estimated as follows:

Summary of working interest reserves for Consolidated Subsidiaries on gross basis	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	NGL (mmbbls)	Total (mmboe)

Proved Developed Producing	42.7	29.3	5.8	1,134.8	1,245.9	62.7	537.6

Proved Developed Non-Producing	1.5	–	–	133.1	49.4	0.9	32.8

Proved Undeveloped	0.9	4.6	6.3	803.1	475.8	32.0	257.0

Proved	45.1	33.9	12.1	2,071.0	1,771.1	95.6	827.4

Probable	95.2	23.2	2.2	838.1	898.6	31.6	441.7

Total Proved Plus Probable Reserves for Consolidated Subsidiaries	140.3	57.1	14.3	2,909.1	2,669.7	127.2	1,269.1

Summary of working interest reserves for Joint Ventures on gross basis

Proved Developed Producing	15.7	–	–	–	58.5	2.1	27.6

Proved Developed Non-Producing	–	–	–	–	–	–	–

Proved Undeveloped	13.5	–	–	–	22.7	–	17.3

Proved	29.2	–	–	–	81.2	2.1	44.9

Probable	62.0	–	–	–	34.1	0.1	67.8

Total Proved Plus Probable Reserves for Joint Ventures	91.2	–	–	–	115.3	2.2	112.7

Total Proved Plus Probable Reserves for Consolidated Subsidiaries and Joint Ventures	231.5	57.1	14.3	2,909.1	2,785.0	129.4	1,381.8

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       17

Reconciliation of proved and probable reserves:

Continuity of working interest reserves for Consolidated Subsidiaries on gross basis	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	NGL (mmbbls)	Total (mmboe)

At December 31, 2013	142.7	41.4	13.5	3,542.8	3,346.0	132.9	1,478.6

Discoveries	25.6	–	–	–	–	–	25.6

Additions and extensions	3.0	19.8	5.1	664.6	88.9	24.9	178.5

Acquisitions	–	–	–	–	–	–	–

Divestment	(2.8)	–	–	(651.4)	(340.7)	(1.7)	(169.9)

Technical revisions	(5.6)	0.8	(0.8)	56.1	(54.2)	(7.3)	(12.2)

Economic revisions	(1.1)	(0.2)	(1.6)	(499.4)	(88.8)	(8.6)	(109.5)

Production	(21.5)	(4.7)	(1.9)	(203.6)	(281.5)	(13.0)	(122.0)

At December 31, 2014 for Consolidated Subsidiaries	140.3	57.1	14.3	2,909.1	2,669.7	127.2	1,269.1

Continuity of working interest reserves for Joint Ventures on gross basis

At December 31, 2013	137.5	–	–	–	135.2	1.7	161.7

Discoveries	–	–	–	–	–	–	–

Additions and extensions	1.7	–	–	–	4.5	1.1	3.6

Acquisitions	0.6	–	–	–	–	–	0.6

Divestment	–	–	–	–	–	–	–

Technical revisions	(6.4)	–	–	–	(5.2)	(0.1)	(7.3)

Economic revisions	(33.0)	–	–	–	(3.4)	(0.2)	(33.8)

Production	(9.2)	–	–	–	(15.8)	(0.3)	(12.1)

At December 31, 2014 for Joint Ventures	91.2	–	–	–	115.3	2.2	112.7

Total at December 31, 2014 for Consolidated Subsidiaries and Joint Ventures	231.5	57.1	14.3	2,909.1	2,785.0	129.4	1,381.8

At the end of 2014, Talisman's proved plus probable reserves totaled 1.38 billion boe. The Company added (discoveries, additions, and extensions) approximately 208 million boe (135 million boe proved), offset by negative technical revisions of 19 million boe, negative economic revisions of 143 million boe, and divestments of 170 million boe.

Liquidity and Capital Resources

Talisman's gross debt at December 31, 2014 was $5.1 billion ($4.8 billion, net of cash and cash equivalents and bank indebtedness), compared to $5.2 billion ($4.9 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2013.

During 2014, the Company generated $1.9 billion of cash provided by operating activities, incurred capital expenditures of $2.1 billion, and received proceeds of $1.5 billion from the disposition of assets.

Talisman's capital structure consists of shareholders' equity and debt. The Company makes adjustments to its capital structure based on changes in economic conditions and its planned requirements. Talisman has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt, controlling the amount it returns to shareholders and making adjustments to its capital expenditure program, subject to restrictions in the Arrangement Agreement the Company entered into with Repsol on December 15, 2014, as filed on www.sedar.com.

In May 2014, the Company renewed its universal shelf prospectus under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to $3.5 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units. The Company simultaneously renewed its medium-term note shelf prospectus in Canada pursuant to which it may issue up to C$1 billion of medium-term notes in Canada. Both shelf prospectuses remain valid over a 25-month period.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. At December 31, 2014, Talisman had unsecured credit facilities totaling $3.2 billion, consisting of facilities of $3.0 billion (Facility No. 1), maturing March 19, 2019 and $200 million (Facility No. 2) maturing October 21, 2019.

18       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

At December 31, 2014, borrowings from bank lines totaled $625 million, which was comprised of $475 million in the form of bankers' acceptances and $150 million in the form of a short-term LIBOR loan. There was also $91 million in letters of credit support outstanding at December 31, 2014. The average rate on the outstanding bankers' acceptances and short-term LIBOR loan was 2.06%, which reflects the weighted average interest rate of instruments outstanding at December 31, 2014. In addition, $103 million of commercial paper was outstanding and the average interest rate on outstanding commercial paper was 0.67%. The authorized amount under the Company's commercial paper program is $1.0 billion, but the amount available under this program is limited to the availability of backup funds under the Company's Facility No. 1. Total available borrowing capacity was $2.4 billion at December 31, 2014.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted. At December 31, 2014, demand letters of credit guaranteed by the Company totaling $1.1 billion were issued of which $1.0 billion were issued from uncommitted facilities. Of that total, $0.8 billion is provided as security for the costs of decommissioning obligations in the UK. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At the commencement of the joint venture, Addax assumed 49% of the decommissioning obligations of TSEUK. Addax's parent company, China Petrochemical Corporation (Sinopec), has provided an unconditional and irrevocable guarantee for this 49% of the UK decommissioning obligations.

The UK government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after-tax basis and reducing the amount of letters of credit required to be posted by 50%. TSEUK has entered into a Decommissioning Relief Deed with the UK government and will continue to negotiate with counterparties to amend all DSAs accordingly. Tax relief guaranteed by the UK government is limited to corporate tax paid since 2002. Under the limitation, TSEUK's tax relief is capped at $2.3 billion, representing corporate income taxes paid and recoverable since 2002.

At December 31, 2014, TSEUK has $2.6 billion of demand shared facilities in place under which letters of credit of $1.6 billion have been issued. At January 1, 2015, total letters of credit issued under these shared facilities increased to $2.1 billion. Of this $2.1 billion, approximately 60% were posted on an after-tax basis subsequent to successful negotiations to recognize the UK government's tax relief on decommissioning costs of 50%; however, rising cost estimates as well as new letters of credit requirements being triggered on assets where future cash flow is inadequate to cover the abandonment obligation resulted in a net increase in letters of credit requirement of $0.5 billion when compared to December 31, 2014. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK.

The Company also has obligations to fund the losses and net asset deficiency of TSEUK which arises from the Company's past practice of funding TSEUK's cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded through 2015. In addition the Company has a guarantee to fund TSEUK's decommissioning obligation if TSEUK is unable to. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company's obligation to fund TSEUK will increase to the extent future losses are generated within TSEUK. In addition, future contributions to the TSEUK joint venture could be impaired to the extent recoverability is not probable.

Any changes to decommissioning estimates influence the value of letters of credit to be provided pursuant to the DSAs. In addition, the extent to which shared facility capacity is available, and the cost of that capacity, is influenced by the Company's investment-grade credit rating. During the second half of 2014, Talisman was downgraded by Moody's, Standard & Poor's, Fitch and Dominion Bond Rating Service to Baa3 (negative), BBB- (stable), BBB- (stable), and BBB under review with developing implications, respectively. The Company remains investment grade and believes it will continue to have access to capital, as and when needed, at a reasonable cost of funds.

The current portion of long-term debt of $1,109 million consists of $475 million in bankers' acceptances and $150 million in short-term LIBOR loan, $103 million in commercial paper, $375 million of 5.125% notes, and $6 million in Tangguh project financing.

Talisman monitors its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company's liquidity are cash flow, including cash flow from equity accounted entities (defined in accordance with the Company's debt covenant as cash provided by operating activities before adjusting for changes in non-cash working capital, and exploration expenditure), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using debt (calculated by adding the gross debt and bank indebtedness, production payments and finance leases) divided by cash flow for the year.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       19

The Company is in compliance with all of its debt covenants. The Company's principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. For the trailing 12-month period ended December 31, 2014, the debt-to-cash flow ratio was 2.2:1.

The Company has a hedging program that will partially protect 2015 cash flow from the effect of declining oil and gas prices, subject to restrictions in the Arrangement Agreement the Company entered into with Repsol on December 15, 2014, as filed on www.sedar.com. See the "Risk Management" section of this MD&A for further information.

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that manage transaction limits according to counterparty creditworthiness. The Company routinely assesses the financial strength of its joint interest participants and customers, in accordance with the credit risk guidelines. Talisman's credit policy requires collateral to be obtained from counterparties considered to present a material risk of non-payment, which would include entities internally assessed as having credit ratings unacceptable per the credit risk guidelines. Collateral received from customers at December 31, 2014 included $80 million of letters of credit. At December 31, 2014, an allowance of $9 million was recorded in respect of specifically identified doubtful accounts.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2014, approximately 86% of the Company's accounts receivable were aged less than 90 days and the largest single counterparty exposure, accounting for 6% of the total, was with a highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base consisting primarily of highly rated counterparties.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. The Company's policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness.

The maximum credit exposure associated with financial assets is the carrying values.

At December 31, 2014, there were 1,036,166,028 common shares outstanding, of which 4,640,040 were held in trust by the Company, resulting in 1,031,525,988 common shares outstanding for accounting purposes. During 2014, Talisman declared common share dividends of $0.27 per share (2013 – $0.27 per share; 2012 – $0.27 per share) for an aggregate dividend of $279 million (2013 – $277 million; 2012 – $277 million). Subsequent to December 31, 2014, no stock options were exercised for shares and 3,790,837 common shares were purchased and held in trust for the long-term PSU plan. There were 1,036,166,028 common shares outstanding at February 27, 2015, of which 8,430,877 were held in trust by the Company, resulting in 1,027,735,151 common shares outstanding for accounting purposes.

At December 31, 2014, there were 8,000,000 Series 1 preferred shares outstanding. Holders of Series 1 preferred shares are entitled to receive cumulative quarterly fixed dividends of 4.2% per annum for the initial period ending December 31, 2016, if, as, and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%. During 2014, Talisman declared preferred share dividends of C$1.05 per share (2013 – C$1.05 per share; 2012 – C$1.10 per share) for an aggregate dividend of $8 million (2013 – $8 million; 2012 – $9 million).

At December 31, 2014, there were 33,600,762 stock options, 2,534,360 cash units, 11,028,855 RSUs, 2,997,003 Deferred Share Units (DSUs) and 10,680,442 PSUs outstanding.

On April 1, 2013, Talisman implemented the "Global Restricted Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its Affiliates". All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the common shares at the vest date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as "dividend equivalent RSUs"). Typically, one third of the RSUs granted under the plan are paid on the grant anniversary date every year for the three years following the grant date. During 2014, non-executive employees were granted a total of 7,950,314 RSUs in place of stock options, cash units and PSUs.

Subsequent to December 31, 2014, no stock options were surrendered for cash, exercised for shares, or granted, and 596,373 were forfeited or expired, with 33,004,389 stock options outstanding at February 27, 2015. Subsequent to December 31, 2014, 81,876 cash units were forfeited or expired, with 2,452,484 cash units outstanding at February 27, 2015. Subsequent to December 31, 2014, 327,048 PSUs were forfeited or expired, with 10,353,394 outstanding at February 27, 2015. Subsequent to December 31, 2014, no RSUs were granted, 173,532 were forfeited or expired and 74,036 were released with 10,781,287 outstanding at February 27, 2015.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs, which are held in trust. The 2011 long-term PSU grant vested on December 31, 2013 and was settled in March 2014 based on the vesting of 75% of the PSUs granted as approved by the Board of Directors. The 2012 long-term PSU grant vested on December 31,

20       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

2014 and settlement is expected to occur during the first quarter of 2015. In accordance with an agreement governing the PSUs, the Board of Directors approved vesting of 100% of the PSUs granted. During 2014, 2,265,898 common shares were purchased on the open market for $21 million (During 2013 – 100,000 common shares purchased for $1 million). Between January 1 and February 27, 2015, 3,790,837 common shares were purchased on the open market.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt or issue equity. Any acquisitions, investments, dispositions or issuance of debt or equity are subject to restrictions in the Arrangement Agreement the Company entered into with Repsol on December 15, 2014, as filed on www.sedar.com.

For additional information regarding the Company's liquidity and capital resources, refer to notes 20 and 23 to the 2014 audited Consolidated Financial Statements.

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2015 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent oil price of approximately $70/bbl, a NYMEX natural gas price of approximately $3.50/mmbtu and exchange rates of US$0.86=C$1 and UK£1=US$1.55.

(millions of $)	Net Income	Cash Provided by Operating Activities(3)

Volume changes

Oil – 10,000 bbls/d	40	120

Natural gas – 60 mmcf/d	5	50

Price changes(1)

Oil – $1.00/bbl	25	25

Natural gas (North America)(2) – $0.10/mcf	20	25

Exchange rate changes

US$/C$ decreased by US$0.01	(5)	(5)

US$/UK£ increased by US$0.02	–	–

1)
The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivative terms in the "Risk Management" section of this MD&A, and note 23 to the 2014 audited Consolidated Financial Statements.

2)
Price sensitivity on natural gas relates to North America natural gas only. The Company's exposure to changes in the natural gas prices in Norway, Vietnam and Colombia is not material. Most of the natural gas prices in Indonesia and Malaysia are based on the price of crude oil or high-sulphur fuel oil and, accordingly, have been included in the price sensitivity for oil. Most of the remaining part of Indonesia natural gas production is sold at a fixed price.

3)
Changes in cash flow provided by operating activities exclude TSEUK and Equion due to the application of equity accounting.

Commitments and Off-Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments, decommissioning obligations, lease commitments relating to corporate offices and ocean-going vessels, firm commitments for gathering, processing and transmission services, minimum work commitments under various international agreements, other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company's decommissioning liabilities, debt repayment obligations and significant commitments can be found in notes 8, 16, 18, 19 and 24 to the 2014 audited Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the "Risk Management" section of this MD&A.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       21

The following table includes the Company's gross long-term debt, decommissioning obligations, share-based payments, operating and finance leases, PP&E and E&E spend commitments and other expected future payment commitments as at December 31, 2014 and estimated timing of such payments:

			Payments due by period(1)(2) (millions of $)

Commitments	Recognized in balance sheet	Total	2015	2016-2017	2018-2019	2020+

Gross long-term debt	Yes – Liability	5,064	1,109	551	710	2,694

Decommissioning liabilities(3)	Yes – Partially accrued	3,075	117	577	477	1,904

Yme removal obligation	Yes	186	186	–	–	–

Office leases	No	396	47	87	73	189

Vessel leases	No	91	71	8	5	7

Finance lease obligations	Yes – Partially accrued	73	18	29	18	8

Transportation and processing commitments(4)	No	1,548	264	382	342	560

PP&E and E&E assets(5)	No	618	343	231	44	–

Other service contracts	No	110	73	22	7	8

Share-based payments(6)	Yes – Liability	111	110	1	–	–

Obligation to fund equity investee	Yes – Liability	186	186	–	–	–

Total		11,458	2,524	1,888	1,676	5,370

1)
Payments exclude interest on long-term debt and payments made to settle derivative contracts.

2)
Payments denominated in foreign currencies have been translated at the December 31, 2014 exchange rate.

3)
The decommissioning liabilities represent management's probability weighted, undiscounted best estimate of the cost and timing of decommissioning obligations based on engineering estimates and in accordance with existing legislation and industry practice.

4)
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

5)
PP&E and E&E assets include drilling rig commitments to meet a portion of the Company's future drilling requirements, as well as minimum work commitments.

6)
The liability for share-based payments recognized on the balance sheet is based on the Company's year-end stock price or valued at the time of issuance based on the number of stock options, performance share units and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested stock options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company's stock price at the time of exercise.

The following summary of commitments summarizes Talisman's share of TSEUK and Equion commitments as at December 31, 2014.

			Payments due by period(1)(2) (millions of $)

Commitments	Total	2015	2016-2017	2018-2019	2020+

Office leases	22	3	4	4	11

Vessel leases	159	135	19	5	–

Transportation and processing commitments(3)	41	17	14	1	9

Decommissioning liabilities(4)	3,320	58	332	407	2,523

PP&E and E&E assets(5)	240	180	60	–	–

Other service contracts	121	95	14	12	–

Total	3,903	488	443	429	2,543

1)
Payments exclude long-term debt repayments.

2)
Payments denominated in foreign currencies have been translated at the December 31, 2014 exchange rate.

3)
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

4)
The decommissioning liabilities represent management's probability weighted, undiscounted best estimate of the cost and timing of decommissioning obligations based on engineering estimates and in accordance with existing legislation and industry practice.

5)
PP&E and E&E assets include drilling rig commitments to meet a portion of the Company's future drilling requirements, as well as minimum work commitments.

There have been no significant changes in the Company's expected future payment commitments, and the timing of those payments, since December 31, 2014.

Transactions with Related Parties

The shareholders of TSEUK have provided an unsecured loan facility totaling $2.4 billion to TSEUK, of which Talisman is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK. As at December 31, 2014, $1.0 billion has been drawn under this facility, of which Talisman's share is $514 million. Remaining borrowing capacity under this facility as at December 31, 2014 is $742 million ($378 million net to Talisman). Loans under this facility bear interest at the UK interest rate swap rate plus 2.5%,

22       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

and are repayable quarterly in equal instalments based upon a five-year repayment period calculated from the date each loan is advanced. All outstanding loans mature December 31, 2017, although the maturity date may be extended from time to time upon agreement between the shareholders and TSEUK. Prior to the maturity date, TSEUK may repay, in full or in part, the balance outstanding on any loan under this facility. For further information regarding the TSEUK loan facility refer to note 8 of the 2014 audited Consolidated Financial Statements.

The Company has a loan due to Equion of $15 million (2013 – $288 million) which is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

The compensation of key management personnel, consisting of the Company's directors and members of the executive committee, is as follows:

(millions of $)	2014	2013	2012

Short-term benefits	14	15	15

Pension and other post-employment benefits	5	5	6

Termination benefits	3	6	15

Share-based payments(1)	3	9	13

	25	35	49

1)
The amount reported represents the cost to the Company of key management's participation in share-based payment plans, as measured by the fair value that the individual received based on the value of the shares exercised in the current period.

There were no other significant transactions with related parties.

Risk Management

Talisman monitors its exposure to variations in commodity prices, interest rates and foreign exchange rates. In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts. The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 3(q) to the 2014 audited Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2014, including their respective fair values, are detailed in note 23 to the 2014 audited Consolidated Financial Statements.

The Company has elected not to designate as hedges for accounting purposes any commodity price derivative contracts entered into. These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly. This can potentially increase the volatility of net income.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       23

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at December 31, 2014, none of which are designated as hedges:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl

Dated Brent oil index	2015 Jan-Dec	5,000	90.00/100.01

NYMEX WTI oil index	2015 Jan-Dec	5,000	80.00/95.02

Dated Brent oil index	2015 Jan-Dec	20,000	90.00/106.16

Dated Brent oil index	2016 Jan-Dec	5,000	90.00/108.00

NYMEX WTI oil index	2016 Jan-Dec	5,000	85.00/95.95

Fixed price swaps (Oil)	Term	bbls/d	$/bbl

Dated Brent oil index	2015 Jan-Dec	10,000	100.46

Dated Brent oil index	2015 Jan-Dec	1,000	104.00

Dated Brent oil index	2015 Jan-Dec	9,000	100.59

NYMEX WTI oil index	2015 Jan-Dec	5,000	96.36

WCS Differential	2015 Jan-Mar	6,500	(21.55)

Dated Brent oil index	2016 Jan-Dec	10,000	98.01

Dated Brent oil index	2016 Jan-Dec	5,000	100.29

Dated Brent oil index	2016 Jan-Dec	10,000	102.98

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf

NYMEX HH LD	2015 Jan-Dec	47,468	4.23/4.87

NYMEX HH LD	2015 Jan-Dec	94,936	4.21/5.06

NYMEX HH LD	2016 Jan-Dec	47,468	4.21/4.75

NYMEX HH LD	2016 Jan-Dec	47,468	4.21/4.87

Fixed price swaps (Gas)	Term	mcf/d	$/mcf

NYMEX HH LD	2015 Jan-Dec	47,468	4.54

NYMEX HH LD	2015 Jan-Dec	47,468	4.39

NYMEX HH LD	2015 Jan-Dec	47,468	4.39

NYMEX HH LD	2015 Jan-Dec	47,468	4.48

NYMEX HH LD	2015 Jan-Dec	47,468	4.53

NYMEX HH LD	2015 Jan-Dec	47,468	4.55

NYMEX HH LD	2016 Jan-Dec	47,468	4.48

NYMEX HH LD	2016 Jan-Dec	42,721	4.55

Fixed price swaps (Power)	Term	MWh	C$/MWh

Alberta Power	2015 Jan-Dec	5	73.72

Alberta Power	2016 Jan-Dec	2	73.83

Alberta Power	2017 Jan-Dec	1	74.75

Alberta Power	2018 Jan-Dec	1	74.75

Subsequent to December 31, 2014, the Company entered into no new commodity price derivative contracts.

Further details of contracts outstanding are presented in note 23 to the 2014 audited Consolidated Financial Statements.

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into or is a party to a number of long-term sales contracts.

The majority of Talisman's natural gas production from the Corridor Block in Indonesia is currently sold under long-term sales agreements with PT Caltex Pacific Indonesia (Chevron), Gas Supply Pte. Ltd. (GSPL) and PT Perusahaan Gas Negara (Persero) Tbk

24       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

(PGN). Under the sales agreement with Chevron, which is currently due to expire in 2021, delivered gas sales are priced at approximately 76% of the equivalent value of the Indonesian Crude Price for Duri crude oil. Talisman's share of the minimum volume commitment under the agreement with Chevron is approximately 211 bcf over its remaining seven-year life.

Under the sales agreement with GSPL, which is currently due to expire in 2023, delivered gas sales to Singapore from the Corridor Block are priced at approximately 115% of the spot price of high-sulphur fuel oil in Singapore. Talisman's share of the minimum volume commitment is approximately 170 bcf over the remaining nine-year life of the agreement.

Sales from the Corridor Block to PGN for their markets located primarily in West Java are sold under a long-term agreement, which is currently due to expire in 2023, with no associated transportation costs. Talisman's share of the minimum volume commitment is approximately 537 bcf over the remaining nine-year life of the agreement. The balance of the gas production from the Corridor Block is sold under gas sales contracts which vary in length from one to five years and are generally at fixed prices with fixed annual escalation. Under the West Java agreement and two others, the Corridor Block partners and the buyers have agreed to price increases which are currently awaiting the approval of the Minister of Energy and Mineral Resources.

At Jambi Merang, the majority of gas production is sold under long-term agreements which contain fixed prices with fixed annual escalation and are in place until the current termination date of the PSC, which is in February 2019.

The Company is subject to volume delivery requirements for approximately 70-90 mmcf/d at a price that is referenced to the spot price of high-sulphur fuel oil in Singapore in relation to a long-term sales contract from the PM-3 Commercial Arrangement Area in Malaysia/Vietnam, which is currently scheduled to expire in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount for the equivalent volume of unexcused shortage that was not delivered in the prior year.

Currently, the Company anticipates having sufficient production to meet all of these future delivery requirements.

Interest Rate Swap

In order to swap a portion of the $375 million 5.125% notes due in 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       25

Summary of Quarterly Results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

		Three months ended

(millions of $, unless otherwise stated)	Annual	Dec. 31	Sep. 30	Jun. 30	Mar. 31

2014

Total revenue and other income(1)	3,763	44	1,136	1,242	1,341

Net income (loss)	(911)	(1,590)	425	(237)	491

Per common share ($)

Net income (loss)(2)	(0.89)	(1.54)	0.41	(0.23)	0.47

Diluted net income (loss)(3)	(0.96)	(1.54)	0.38	(0.24)	0.43

Daily average production from Consolidated Subsidiaries and Joint Ventures

Oil and liquids (mbbls/d)(4)	141	140	135	145	142

Natural gas (mmcf/d)	1,371	1,347	1,310	1,380	1,452

Total (mboe/d)	369	365	353	375	384

Less assets sold or held for sale (mboe/d)(5)	12	1	5	11	31

Total production from ongoing operations (mboe/d)	357	364	348	364	353

2013

Total revenue and other income(1)	4,486	929	1,244	1,190	1,123

Net income (loss)	(1,175)	(1,005)	(54)	97	(213)

Per common share ($)

Net income (loss)(2)	(1.15)	(0.98)	(0.05)	0.09	(0.21)

Diluted net income (loss)(3)	(1.21)	(0.98)	(0.08)	0.06	(0.21)

Daily average production from Consolidated Subsidiaries and Joint Ventures

Oil and liquids (mbbls/d)(4)	132	137	134	126	129

Natural gas (mmcf/d)	1,451	1,505	1,423	1,414	1,461

Total (mboe/d)	373	387	371	361	372

Less assets sold or held for sale (mboe/d)(5)	35	33	33	36	40

Total production from ongoing operations (mboe/d)	338	354	338	325	332

1)
Includes other income and income from joint ventures and associates, after tax.

2)
Net income (loss) per share includes an adjustment to the numerator for after-tax cumulative preferred share dividends.

3)
Diluted net income (loss) per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after-tax cumulative preferred share dividends.

4)
Excludes oil volumes produced into inventory, for the year ended December 31, 2014 of 798 bbls/d and excludes oil volumes sold out of inventory, for the year ended December 31, 2013 of 2,515 bbls/d.

5)
Includes assets sold through December 31, 2014.

During the three-month period ended December 31, 2014, total revenue and other income decreased by $885 million over the same period in 2013 due principally to increased losses from joint ventures as a result of increased impairment expenses, and lower oil and liquids prices.

Net loss of $1.0 billion for the three-month period ended December 31, 2013 increased to a net loss of $1.6 billion for the three-month period ended December 31, 2014 due principally to higher impairment expenses related to lower commodity prices, increased losses from joint ventures and associates after tax, and lower revenue due to lower oil and liquids prices, partially offset by a gain on held-for-trading financial instruments of $1.2 billion compared to losses of $161 million in 2013.

Also, during the three-month period ended December 31, 2014, the Company:

•
Recorded total production of 365 mboe/d, down 6% from the same period in 2013. Production from ongoing operations was 364 mboe/d, an increase of 3% from the same period in 2013;

•
Recognized $1.6 billion in pre-tax asset impairment charges due principally to lower long-term commodity price assumptions, and revised decommissioning cost estimates;

•
Sold its 7.48% interest in the Southeast Sumatra PSC in Indonesia for proceeds of $34 million net of withholding tax.

26       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act).

Management, including the Company's Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

Based on management's assessment as at December 31, 2014, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's 2014 Consolidated Financial Statements, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

There have been no changes in Talisman's internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Talisman's disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is (a) accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure; and (b) reported within the time periods specified in the rules and forms of the SEC and the Canadian Securities Administrators.

Legal Proceedings

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

Application of Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates and judgment. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 3 to the 2014 audited Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfil its financial statement oversight role, management regularly meets with the Committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for PP&E, E&E assets, impairments, income taxes, decommissioning liabilities, the recognition of assets acquired and liabilities assumed upon a business combination and goodwill. The rate at which the Company's assets are depleted, depreciated or otherwise written off and the decommissioning liabilities provided for, with the

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       27

associated accretion expensed to the income statement, are subject to a number of estimates about future events, many of which are beyond management's control. Reserves recognition is central to much of an oil and gas company's accounting, as described below.

Reserves Recognition

Underpinning Talisman's estimates and judgments regarding oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data becomes available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being annual average commodity prices determined by the prices in effect on the first day of each month with a cost profile based on current operations (SEC requirements) or forecast prices and cost assumptions (NI 51-101 requirements). Any anticipated changes in conditions must have reasonable certainty of occurrence. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or, conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, although not separately reported on the Company's balance sheet or statement of income, impact the Company's reported assets, liabilities and net income through the DD&A of the Company's PP&E, impairments and the provision for decommissioning liabilities.

The Reserves Committee of Talisman's Board of Directors reviews the Company's reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee include, among other things, reviewing the Company's reserves booking process and recommending to the Board of Directors the Company's annual disclosure of reserves data and other oil and gas information contained in the Company's AIF. The IQRE reports the Company's annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved and probable reserves and their related future net revenue, disclosed pursuant to NI 51-101 requirements.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's PP&E is amortized based on the unit of production method with other assets being depreciated on a straight-line basis over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational lifespan of an asset will impact the Company's future DD&A expense. Depletion and depreciation rates are updated in each reporting period that a significant change in circumstances, including reserves revisions, occurs.

Exploration and Evaluation (E&E) Assets

Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All such carried costs are subject to technical, commercial and management review at each reporting date to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is tested for potential impairment and then transferred to PP&E. If a project no longer meets these criteria, it is tested for impairment and transferred back from PP&E to E&E assets.

Undeveloped land costs are classified initially as E&E assets and transferred to PP&E as proved reserves are assigned. E&E assets are not subject to DD&A.

Impairment of Assets

The Company tests PP&E and E&E assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, for example, changes in assumptions relating to future prices, future costs, reserves and contingent resources. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets, known as a cash-generating unit (CGU). If any such indication of impairment exists, an estimate of the CGU's recoverable amount is made. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value in use. These assessments require the use of estimates and assumptions regarding production volumes, discount rates, long-term commodity prices, reserve quantities, operating

28       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

costs, royalty rates, future capital cost estimates, foreign exchange rates, income taxes and life of field. In addition, the Company will consider market data related to recent transactions for similar assets. In determining the fair value of the Company's investment in shale properties the Company considers a variety of valuation metrics from recent comparable transactions in the market. These metrics include price per flowing barrel of oil equivalent, undeveloped land values per acre held, and midstream asset valuations based on expected volumes, tariffs and earnings multiples. E&E assets are also tested for impairment when transferred to PP&E.

A previously recognized impairment loss is reversed only if there has been a change in the estimates or assumptions used to determine the CGU's recoverable amount since the impairment loss was recognized. If that is the case, the carrying amount of the CGU is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment loss been recognized for the CGU in prior periods. Such a reversal is recognized in net income, following which the depletion charge is adjusted in future periods to allocate the CGU's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

The Company assesses investments in associates and joint ventures for impairment whenever changes in circumstances or events indicate that the carrying value may not be recoverable. If such impairment indicators exist, the carrying amount of the investment is compared to its recoverable amount. The recoverable amount is the higher of the investment's fair value less costs to sell and its value in use. The investment is written down to its recoverable amount when its carrying amount exceeds the recoverable amount.

In estimating the possible impairment to PP&E, management estimates fair value based on market information, which consists of offers to purchase the asset or comparable assets, independent market surveys and values derived from exchange-quoted prices. Where reliable market information is not available, the recoverable amount was determined using cash flow projections that were based on a long-term view of commodity prices and a post-tax discount rate of 10%.

Goodwill Impairments

Goodwill represents the excess of the consideration transferred over the fair value of the identifiable assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. The impairment test requires that goodwill be allocated to CGUs, which Talisman has determined by aggregating locations having similar economic characteristics and/or which are in similar geographic locations, and which correspond with the operating segments, except for locations within the Other segment, which are allocated to the relevant countries. Impairment is determined for goodwill by assessing the recoverable amount (based on fair value less costs to sell) of each segment to which the goodwill relates. Where the recoverable amount of the segment is less than the carrying amount, an impairment loss is recognized. Goodwill impairment losses cannot be reversed.

Goodwill was assessed for impairment as at December 31, 2014 using fair value less costs to sell. Fair value less costs to sell was estimated for each CGU, with allocated goodwill, based on the assumptions used in the asset impairment test.

Impairment of Investments

The Company assesses investments for impairment whenever changes in circumstances or events indicate that the carrying value may not be recoverable. If such impairment indicators exist, the carrying amount of the investment is compared to its recoverable amount. The recoverable amount is the higher of the investment's fair value less costs to sell and its value in use. The investment is written down to its recoverable amount when its carrying amount exceeds the recoverable amount.

During 2014, the Company recorded an impairment expense of $133 million pre-tax ($133 million after-tax) related to its investment in Equion, due principally to the lower commodity price environment.

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred at acquisition date fair value. When the Company acquires a business, it assesses the assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. The Company allocates the purchase price to identifiable assets and liabilities based on their fair value. In many cases, the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves.

Transaction costs include stamp duty, consulting fees (e.g. legal, accounting and valuation fees) and other integration costs and are expensed as incurred.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       29

Decommissioning Liabilities

Decommissioning liabilities are measured based on the estimated cost of abandonment discounted to its net present value using a weighted average credit-adjusted risk free rate. At December 31, 2014, the net present value of the Company's decommissioning liability was $1.9 billion (2013 – $1.8 billion) and is recorded as a liability on the Company's balance sheet.

At December 31, 2014, the estimated undiscounted decommissioning liabilities associated with oil and gas properties and facilities were $3.1 billion (2013 – $3.2 billion). The majority of the payments to settle this provision will occur over a period of 35 years and will be funded from the general resources of the Company as they arise. The provision for the costs of decommissioning production facilities and pipelines at the end of their economic lives has been estimated using existing technology, at current prices or long-term assumptions and based upon the expected timing of the activity. The provision has been discounted using a weighted average credit-adjusted risk free rate of 3.5% (2013 – 3.8%), which excludes the impact of inflation.

While the provision is based on the best estimate of future costs and the economic lives of the facilities and pipelines, there is uncertainty regarding both the amount and timing of incurring these costs. As an indication of possible future changes in estimated decommissioning liabilities, if all of the Company's decommissioning obligations could be deferred by one year, the net present value of the liabilities would decrease by approximately $60 million.

Income Taxes

Current tax is based on estimated taxable income and tax rates, which are determined pursuant to the tax laws that are enacted or substantively enacted at the balance sheet date.

Deferred tax is determined using the liability method. Under the liability method, deferred tax is calculated based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Deferred tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted. The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. The Company estimates the amount to be recorded by weighting all possible outcomes by their associated probabilities.

Deferred tax assets and liabilities are offset only when a legally enforceable right of offset exists and the deferred tax assets and liabilities arose in the same tax jurisdiction and relate to the same taxable entity. The Company assesses the available positive and negative evidence of both an objective and subjective nature to estimate if sufficient future taxable income will be generated to realize the existing deferred tax assets.

The determination of the income tax provision is an inherently complex process, requiring management to interpret continually changing regulations and to make certain judgments. Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion in the jurisdictions in which the Company operates around the world. As a consequence, the balance in unrecognized tax benefits can be expected to fluctuate from period to period. It is reasonably possible that such changes could be significant when compared with the Company's total unrecognized tax benefits. However, the amount of change cannot be quantified.

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 3(o) to the 2014 audited Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The Company's functional currency is US$, a reflection of Talisman's overall exposure to US$ denominated transactions, assets and liabilities; oil prices are largely denominated in US$ as is much of the Company's corporate debt and international capital spending and operating costs.

The foreign operations are translated as follows: monetary assets and liabilities at exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at rates in effect on the dates the assets were acquired or liabilities were assumed, and revenues and expenses at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

30       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

Production Sharing Contract (PSC) Arrangements

A significant portion of the Company's operations outside North America and the North Sea are governed by PSCs. Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (cost oil) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (profit oil). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company's share of profit oil, represents Talisman's hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership with sales disclosed net of royalties. In addition, certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income tax payments are to be withheld from the Company and paid to the government out of the respective national oil company's entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman's share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year-end prices increase, the amount of net reserves after royalty the Company books may decrease and vice versa.

Risk Management

The Company enters into derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. As detailed in Talisman's financial instruments accounting policy described in note 3(q) to the 2014 audited Consolidated Financial Statements, derivative instruments are recorded at fair value on the Consolidated Balance Sheets. Gains or losses on financial instruments are recognized as held-for-trading gains or losses in net income. Fair values are determined based on third party market information and are subject to a degree of uncertainty. Estimates of fair value are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk. Cash settlement of derivative financial instruments may vary from fair value estimates, depending on the underlying market prices at the date of settlement.

Accounting Changes

a)    Accounting Policies Adopted on January 1, 2014

The Company adopted the following new standards and interpretations effective as of January 1, 2014:

Offsetting Financial Assets and Financial Liabilities

•
IAS 32 Offsetting Financial Assets and Financial Liabilities – Financial Instruments Presentation. The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending agreements. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. As the Company is not netting any significant amounts related to financial instruments and does not have any significant offsetting arrangements, the amendment did not have a significant impact on the Company's financial statements.

Impairment of Assets

•
IAS 36 Impairment of Assets – Amendments to IAS 36. The amended standard requires entities to disclose the recoverable amount of an impaired Cash Generating Unit (CGU). The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. As a result, the Company expanded its disclosures of recoverable amounts where appropriate. This amendment to the standard did not have an impact on the Company's financial position or performance.

Levies

•
IFRIC 21 Levies – Interpretation of IAS 37 Provisions, contingent liabilities and assets. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. The interpretation clarifies that the obligation that gives rise to the liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company reviewed payments considered to be levies and concluded that the application of the standard did not have a significant impact on the Company's financial statements.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       31

b)    Accounting Standards and Interpretations Issued but Not Yet Effective

The following pronouncements from the IASB are applicable to Talisman and will become effective for future reporting periods, but have not yet been adopted. The Company intends to adopt these standards, if applicable, when they become effective on, or after, January 1, 2015:

Effective January 1, 2015

•
IAS 19 Employee Benefits – Amendments to IAS 19. The amended standard clarified the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions can be, but are not required to be recognized as a reduction in the service cost in the period in which the related service is rendered. The amendment is effective for annual periods beginning on or after July 1, 2014. Application of the amended standard is not expected to have an impact on the Company as it reflects current accounting policy of the Company.

•
IAS 8 Operating Segments – Amendments to IAS 8. The amended standard requires (i) disclosure of judgments made by management in aggregating segments, and (ii) a reconciliation of segmented assets to the Company's assets when segment assets are reported. The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment is expected to have an impact on disclosure only and not the financial results of the Company.

•
IFRS 2 Share-Based Payments – Amendments to IFRS 2. The standard amends the definitions of "vesting condition" and "market condition" and adds definitions for "performance condition" and "service condition". The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment is not expected to have an impact to the Company as it reflects current accounting policy of the Company.

•
IFRS 13 Fair Value Measurement – Amendments to IFRS 13. The amended standard clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts if the effect of discounting is immaterial. It also clarifies that portfolio exception can be applied not only to financial assets and liabilities, but also to other contracts within scope of IFRS 39 and IFRS 9. The amendment is effective for annual periods beginning on or after July 1, 2014. The application is not expected to have a significant impact on the Company.

•
IAS 24 Related Parties – Amendments to IAS 24. The amended standard (i) revises the definition of related party to include an entity that provides key management personnel services to the reporting entity or its parent, and (ii) clarifies related disclosure requirements. The amendment is not expected to have an impact on the Company as there is no entity performing key management services for the Company.

Effective January 1, 2016 and thereafter

•
IFRS 9 Financial Instruments. IFRS 9 (July 2014) replaces earlier versions of IFRS 9 that had not yet been adopted by the Company and supersedes IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new models for classification and measurement of financial instruments, hedge accounting and impairment of financial assets and is mandatorily effective for periods beginning on or after January 1, 2018. The Company continues to review the standard as it is updated and monitor its impact on the Company's financial statements.

•
IFRS 15 Revenue from Contracts with Customers. IFRS 15 specifies that revenue should be recognized when an entity transfers control of goods or services at the amount the entity expects to be entitled to as well as requiring entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is permitted. The Company has not yet determined the impact of the standard on the Company's financial statements.

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the important risks and other matters that could cause actual results of Talisman to differ materially from those reflected in forward-looking statements and that could affect the trading price of the Company's outstanding securities. The risks described below may not be the only risks Talisman faces, as Talisman's business and operations may also be subject to risks that Talisman does not yet know of, or that Talisman currently believes are immaterial. Events or circumstances described below could materially and adversely affect Talisman's business, financial condition, results of operations or cash flow and the trading price of Talisman's securities could decline. The risks described below are interconnected, and more than one of these risks could materialize simultaneously, or in short sequence, if certain events or circumstances described below actually occur. The following risk factors should be read in conjunction with the other information contained herein and in the 2014 audited Consolidated Financial Statements and the related notes.

32       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

Risks Relating to the Repsol Transaction

Termination of the Arrangement Agreement

Repsol has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement Agreement will not be terminated by Repsol before the completion of the plan of arrangement. If the Arrangement Agreement is terminated, there is no guarantee that a transaction could be negotiated with an alternative party. Failure to complete the plan of arrangement could materially negatively impact the price of Talisman's Common Shares and Preferred Shares.

Conditions Precedent and Requirement for Regulatory Approvals

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of the parties to the Arrangement Agreement, including receipt of certain regulatory approvals. There can be no certainty, nor can the parties to the Arrangement Agreement provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. Moreover, a substantial delay in obtaining satisfactory approvals could result in the Arrangement not being completed. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company. In addition, failure to complete the Arrangement for any reason could materially negatively impact the trading price of the common shares and preferred shares of the Company.

Credit, Liquidity and Access to Capital

Talisman's financial performance and cash flow is highly sensitive to the prevailing prices of crude oil, natural gas liquids and natural gas, which fluctuate in response to a variety of factors beyond the Company's control. A substantial and extended decline in the prices of crude oil, natural gas liquids or natural gas could negatively impact the Company's liquidity and/or credit ratings, adversely affect the Company's ability to comply with covenants under denominated long-term notes and credit facilities, and/or affect the Company's ability to pay dividends. See also "Risk Factors – Volatility of Crude Oil, Natural Gas Liquids and Natural Gas Prices."

Future development of the Company's business may be dependent on its ability to obtain additional capital, including, but not limited to, debt and equity financing. An inability to access capital could affect the Company's ability to make future capital expenditures and to fund its capital, operating and financing commitments. The Company's ability to obtain additional capital is dependent on, among other things, interest in investments in the energy industry in general and interest in the Company's securities in particular.

The volatility of credit markets can result in market conditions that may restrict timely access and limit the Company's ability to secure and maintain cost-effective financing on acceptable terms and conditions. In addition, if any lender under Talisman's syndicated bank credit facility does not fund its commitment, the Company's liquidity may be reduced by an amount up to the aggregate amount of such lender's commitment. See also "Risk Factors – Counterparty Credit Risk."

The credit rating agencies regularly evaluate the Company, and their ratings of the Company's securities are based on a number of factors not entirely within the Company's control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. There can be no assurance that one or more of the Company's credit ratings will not be downgraded. A reduction in any of the Company's current investment-grade credit ratings to below investment grade could adversely affect the cost and availability of borrowing, and access to sources of liquidity and capital. In addition, the Company relies on access to letters of credit in the normal course of business in order to support some of its operations. For example, with respect to Talisman's North Sea operations, the Company relies on access to letters of credit facilities which entitle a bank to demand cash at any time to cover the full amount of any letter of credit issued with respect to UK decommissioning obligations. There can be no assurance that the Company will be able to obtain the necessary letters of credit or repay the full amount of a letter of credit upon demand. See also "Risk Factors – Capital Allocation and Project Decisions."

Volatility of Oil, Natural Gas Liquids and Natural Gas Prices

Talisman's financial performance is highly sensitive to the prevailing prices of crude oil, natural gas liquids and natural gas. Fluctuations in these prices could have a material adverse effect on the Company's operations and financial condition, the value of its liquids and natural gas reserves and its level of expenditure for liquids and gas exploration and development. Prices for liquids and natural gas fluctuate in response to changes in the supply of and demand for liquids and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are largely determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability throughout the world, the availability of alternative fuel sources, technological advances affecting energy production and consumption, and weather conditions. About 58% of the natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and prices of alternative sources of energy. The remaining 42% of natural gas prices realized by Talisman are in markets outside of North America, primarily in Southeast Asia. These other prices are largely determined by long-term contracts that are linked to international oil and/or oil

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       33

equivalent prices. The development of crude oil and natural gas discoveries in offshore areas and the development of shale gas plays are particularly dependent on the outlook for liquids and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of liquids and/or natural gas could result in delay or cancellation of drilling, development or construction programs, and curtailment in production and/or unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in the booking of lower oil and gas reserves net of royalties. Moreover, changes in commodity prices may result in the Company making downward adjustments to the Company's estimated reserves. If this occurs, or if the Company's estimates of production or economic factors change, accounting rules may require the Company to impair, as a non-cash charge to earnings, the carrying value of the Company's oil and gas properties. The Company is required to perform impairment tests on oil and gas properties whenever events or changes in circumstances indicate that the carrying value of properties may not be recoverable. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of the Company's oil and gas properties, the carrying value may not be recoverable and, therefore, an impairment charge will be required to reduce the carrying value of the properties to their estimated fair value. The Company may incur impairment charges in the future, which could materially affect the Company's results of operations in the period incurred.

Capital Allocation and Project Decisions

Talisman's long-term financial performance is sensitive to the capital allocation decisions taken and the underlying performance of the projects undertaken. Capital allocation and project decisions are undertaken after assessing reserve and production projections, capital and operating cost estimates, and applicable fiscal regimes that govern the respective government take from any project. All of these factors are evaluated against common commodity pricing assumptions and the relative risks of projects. These factors are used to establish a relative ranking of projects and capital allocation, which is then calibrated to ensure the debt and liquidity of the Company is not compromised. However material changes to project outcomes and deviation from forecasted assumptions such as production volumes and rates, realized commodity price, costs, taxes and/or royalties, could have a material impact on the Company's cash flow and financial performance as well as assessed impacts of impairments on Talisman's assets. Adverse economic and/or fiscal conditions could impact the prioritization of projects and capital allocation to these projects, which in turn could lead to adverse effects such as asset under investment, asset performance impairments or land access expiries.

Uncertainties around some of Talisman's projects could result in changes to the Company's capital allocation or its spending target being exceeded. The Company cannot be certain that funding, if needed, will be available to the extent required or on acceptable terms. To the extent that asset sales are necessary to fund capital requirements, Talisman's ability to sell assets is subject to market interest. If Talisman is unable to access funding when needed on acceptable terms, the Company may not be able to fully implement its business plans, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on Talisman's business, financial condition, cash flows, and results of operations. See also "Risk Factors – Credit, Liquidity, and Access to Capital" and "Risk Factors – Interest Rates."

Project Delivery

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors, many of which are beyond the Company's control. These factors include the level of direct control by Talisman since many of the projects in which Talisman is involved are not operated by Talisman, and timing and project management control are the responsibility of the operator. See also "Risk Factors – Non-Operatorship and Partner Relations." The global demand for project resources can impact the access to appropriately competent contractors and construction yards as well as to raw products, such as steel. Typical execution risks include the availability of seismic data, the availability of processing capacity, the availability and proximity of pipeline capacity, the availability of drilling and other equipment, the ability to access lands, weather, unexpected cost increases, accidents, the availability of skilled labour, including engineering and project planning personnel, the need for government approvals and permits, and regulatory matters. Subsurface challenges can also result in additional risk of cost overruns and scheduling delays if conditions are not typical of historical experiences. Talisman utilizes materials and services which are subject to general industry-wide conditions. Cost escalation for materials and services may be unrelated to commodity price changes and may continue to have a significant impact on project planning and economics. Talisman operates in challenging, environmentally hostile climates, such as Papua New Guinea, where logistical costs can be materially impacted by seasonal and occasionally unanticipated weather patterns. Contracts where work has been placed under a lump sum arrangement are subject to additional challenges related to scheduling, reputation and relationship management with the Company's coventurers.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find and develop, or acquire, additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource, and Talisman is subject to increasing competition from other

34       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves and, if production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, development potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. If a high impact prospect identified by the Company fails to materialize in a given year, the Company's multi-year exploration and/or development portfolio may be compromised. See also "Risk Factors – Volatility of Crude Oil, Natural Gas Liquids and Natural Gas Prices". The recent decline in commodity prices, if sustained, may result in promising exploration and development projects being deemed uneconomic. Continued failure to achieve anticipated reserve and resource addition targets may result in the Company's withdrawal from an area, which in turn may result in a writedown of any associated reserves and/or resources for that area.

Hedging Activities

Talisman uses derivative instruments to hedge a portion of the Company's expected production so as to manage the impact of fluctuations in crude oil and natural gas prices on the Company's results of operations and cash flow. Fluctuations in crude oil and gas prices could have a material effect on the volatility of the Company's earnings. To the extent that Talisman engages in hedging activities to protect itself against commodity price declines, Talisman may be prevented from fully realizing the benefits of increases in crude oil and natural gas prices above the prices established by the Company's hedging contracts. See also "Risk Factors – Volatility of Crude Oil, Natural Gas Liquids and Natural Gas Prices." When considered appropriate, the Company may also use currency swaps to manage fluctuations in exchange rates and interest rate swaps to manage Talisman's exposure to interest rate changes through the Company's borrowings. See also "Risk Factors – Exchange Rate Fluctuations" and "Risk Factors – Interest Rates."

In addition, Talisman's hedging portfolio may expose it to financial losses in certain circumstances, such as the recognition of certain mark-to-market gains and losses on derivative instruments. The fair value of the Company's natural gas and crude oil, exchange rate or interest rate derivative instruments can fluctuate significantly between periods.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data. In addition, the process requires future projections of reservoir performance and economic conditions; therefore, reserves estimates are inherently uncertain. Since all reserves estimates are, to some degree, uncertain, reserves classification attempts to qualify the degree of uncertainty involved.

Since the evaluation of reserves involves the evaluator's interpretation of available data and projections of price and other economic factors, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on estimated uncertainty, and the estimates of future net revenue or future net cash flows prepared by different evaluators or by the same evaluators at different times may vary substantially.

Each year, Talisman prepares evaluations of all of its reserves internally. Initial estimates of reserves are often based upon volumetric calculations and analogy to similar types of reservoirs, rather than actual well data and performance history. Estimates based on these methods generally are less certain than those based on actual performance. The Company may adjust its estimates and classification of reserves and future net revenues or cash flows based on results of exploration and development drilling and testing, additional performance history, prevailing oil and gas prices, and other factors, many of which are beyond the Company's control. As new information becomes available, subsequent evaluations of the same reserves may continue to have variations in the estimated reserves, some of which may be material. In addition, Talisman's actual production, taxes, and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Operational Risks

Major Incident, Major Spill / Loss of Well Control

Oil and gas drilling and producing operations are subject to many risks, including the risk of fire, explosions, mechanical failure, pipe or well cement failure, well casing collapse, pressure or irregularities in formations, chemical and other spills, unauthorized access to hydrocarbons, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination, vessel collision, structural failure, loss of buoyancy, storms or other adverse weather conditions and other occurrences. If any of these should occur, Talisman could incur legal defence costs and remedial costs and could suffer substantial losses due to injury or loss of life, human health risks, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, unplanned production outage, cleanup responsibilities, regulatory investigation and penalties, increased public interest in Talisman's operational performance and suspension of operations. The Company's horizontal and deep drilling activities involve greater risk of mechanical problems than vertical and shallow drilling operations.

Talisman maintains insurance that contemplates both first and third party exposures for Talisman's onshore and offshore operations globally. There is no assurance that this insurance will be adequate to cover all losses or exposures to liability. The Company believes

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       35

that its coverage is aligned with customary industry practices and in amounts and at costs that Talisman believes to be prudent and commercially practicable. While Talisman believes these policies are customary in the industry, they do not provide complete coverage against all operating risks. In addition, the Company's insurance does not cover penalties or fines that may be assessed by a governmental authority. A loss not fully covered by insurance could have a material adverse effect on the Company's financial position, results of operations and cash flows. The insurance coverage that the Company maintains may not be sufficient to cover every claim made against Talisman in the future. In addition, a major incident could impact Talisman's reputation in such a way that it could have a material adverse effect on the Company's business.

Talisman operates and drills wells in both mature producing areas such as the UK, Norway and North America and in several remote areas in multiple countries. In 2014, Talisman carried out drilling operations in the Kurdistan Region of Iraq, Papua New Guinea and Colombia. The Company may seek new leases and/or drill in similar environments in the future.

Health Hazards and Personal Safety Incidents

The employee and contractor personnel involved in exploration and production activities and operations of the Company are subject to many inherent health and safety risks and hazards, which could result in occupational illness or health issues, personal injury, and loss of life, facility quarantine and/or facility and personnel evacuation. For example, employees and contractors are subject to the possibility of loss of containment. This could lead to exposure to the release of high pressure materials as well as collateral shrapnel from piping or vessels which could result in personal injury and loss of life.

Security Incident

Talisman's operations may be adversely affected by security-related incidents which are not within the control of the Company, such as war (external and internal conflicts) and remnants of war, sectarian violence, civil unrest, criminal acts, terrorism and abductions in locations where Talisman operates. Security-related incidents may include allegations of human rights abuse associated with the provision of security to Talisman operations. In particular, the Company faces increased security risks in the Kurdistan Region of Iraq, Colombia, Peru, Papua New Guinea and Algeria within Talisman's current portfolio. A significant security incident could result in the deferral of or termination of Company activity within the impacted areas of operations, thus adversely impacting execution of the Company's business strategy (e.g., delaying exploration and development, causing a halt to production or forcing exit strategy processes), which could adversely affect Talisman's financial condition.

Regulatory Approvals/Compliance and Changes to Laws and Regulations

Talisman's exploration and production operations are subject to extensive regulation at many levels of government, including municipal, state, provincial and federal governments, in the countries where Talisman operates and are subject to interruption or termination by governmental and regulatory authorities based on environmental or other considerations. Moreover, Talisman has incurred and will continue to incur costs in the Company's efforts to comply with the requirements of environmental, safety and other regulations. Further, the regulatory environment in the oil and gas industry could change in ways that Talisman cannot predict and that might substantially increase the Company's costs of compliance and, in turn, materially and adversely affect the Company's business, results of operations and financial condition.

Failure to comply with the applicable laws or regulations may result in significant increases in costs, fines or penalties and even shutdowns or losses of operating licences or criminal sanctions. If regulatory approvals or permits required for operations are delayed or not obtained, Talisman could experience delays or abandonment of projects, decreases in production and increases in costs. This could result in an inability of the Company to fully execute its strategy and adversely impact its financial condition. See also "Risk Factors – Fiscal Stability" and "Risk Factors – Socio-Political Risks."

Changes to existing laws and regulations or new laws could have an adverse effect on Talisman's business by increasing costs, impacting development schedules, reducing revenue and cash flow from natural gas and oil sales, reducing liquidity or otherwise altering the way Talisman conducts business. There have been various proposals to enact new, or amend existing, laws and regulations relating to greenhouse gas ("GHG") emissions, hydraulic fracturing (including associated additives, water use, induced seismicity, and disposal) and shale gas development generally. For example, in Colombia, the high level of oil and gas activity in the country has resulted in significant delays in the granting of the required environmental licences. These delays may result in reduced near-term production. See also "Risk Factors – Environmental Risks."

Talisman continues to monitor and assess any new policies, legislation, regulations and treaties in the areas where the Company operates to determine the impact on Talisman's operations. Governmental organizations unilaterally control the timing, scope and effect of any currently proposed or future laws, regulations or treaties, and such enactments are subject to a myriad of factors, including political, monetary and social pressures. Talisman acknowledges that the direct and indirect costs of such laws, regulations and treaties (if enacted) could materially and adversely affect the Company's business, results of operations and financial condition.

36       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

Fiscal Stability

Governments may amend or create new legislation that could impact the Company's operations and that could result in increased capital, operating and compliance costs. Moreover, Talisman's operations are subject to various levels of taxation in the countries where the Company operates. Federal, provincial, and state income tax rates or incentive programs relating to the oil and gas industry in the jurisdictions where the Company operates may in the future be changed or interpreted in a manner that could materially affect the economic value of the respective assets. For example, the US Congress has been considering a revision of the immediate deduction currently available for drilling costs.

Stakeholder Opposition

Talisman's planned activities may be adversely affected if there is strong community opposition to its operations. For example, local community concerns in parts of Colombia, the Kurdistan Region of Iraq and Papua New Guinea could potentially result in development and production delays in those operations. There is also heightened public concern regarding hydraulic fracturing in parts of North America, such as New York, which could materially affect the Company's shale operations. In some circumstances, this risk of community opposition may be higher in areas where Talisman operates alongside indigenous communities who may have additional concerns regarding land ownership, usage or claim compensation.

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability in the jurisdictions in which it operates, which are not within the control of Talisman, including, among other things, a change in crude oil, natural gas liquids or natural gas pricing policy and/or related regulatory delays, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, a change in taxation policies, economic sanctions, the imposition of specific drilling obligations, the imposition of rules relating to development and abandonment of fields, access to or development of infrastructure, jurisdictional boundary disputes, and currency controls. As a result of continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law, health, safety and environmental regulations, and other human rights-based litigation risk. Numerous countries in which the Company is active, including, but not limited to, the Kurdistan Region of Iraq, Colombia, Vietnam, Algeria and Indonesia, have been subject to recent economic or political instability, disputes and social unrest, and military or rebel hostilities. The potential deterioration of socio-political security situations (i.e. political instability and/or disputes) poses increased risk, which may result in the cessation of operations as well as the delay in payment or exports; for example, in the Kurdistan Region of Iraq with respect to the negotiation of Iraq Federal Oil and Gas Law, and in Vietnam and Malaysia with respect to China's claim over disputed waters in the East Sea. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability, social unrest, military hostilities or United Nations, US or other international sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Non-Operatorship and Partner Relations

Some of Talisman's projects are conducted in joint arrangement environments where Talisman has a limited ability to influence or control operations or future development, safety and environmental standards, and amount of capital expenditures. Companies which operate these properties may not necessarily share Talisman's health, safety and environmental standards or strategic or operational goals or approach to partner relationships, which may result in accidents, regulatory noncompliance, project delays or unexpected future costs, all of which may affect the viability of these projects and Talisman's standing in the external market.

Talisman is also dependent on other working interest co-participants of these projects to fund their contractual share of the capital expenditures. If these co-participants are unable to fund their contractual share of, or do not approve, the capital expenditures, the co-participants may seek to defer programs, resulting in strategic misalignments and a delay of a portion of development of Talisman's programs, or the co-participants may default such that projects may be delayed and/or Talisman may be partially or totally liable for their share.

Some of Talisman's projects involve transition of operatorship as part of a joint arrangement, which requires a significant amount of effort and coordination. Successful handover of the operations to the partners is dependent on Talisman's ability to maintain equal governance and active involvement in the operations.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Legal Proceedings" in this MD&A.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       37

Exchange Rate Fluctuations

Results of operations are affected primarily by the exchange rates between the US$, the C$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in, or is referenced to, US$ denominated prices (including the Company's Consolidated Financial Statements, which are presented in US$), while the majority of Talisman's expenditures are denominated in US$, C$, UK£ and NOK. A change in the relative value of the US$ against the C$ or the UK£ would also result in an increase or decrease in Talisman's C$ or UK£ denominated debt, as expressed in US$, and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Environmental Risks

General

All phases of Talisman's oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries where Talisman does business. These laws and regulations may require the acquisition of a permit before operations commence, restrict the types, quantities and concentration of substances that can be released into the environment in connection with the Company's drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution that may result from the Company's operations. Talisman's business is subject to the trend toward increased rigour in regulatory compliance and civil or criminal liability for environmental matters in certain regions (e.g., Canada, the United States and the European Union). Compliance with environmental legislation can require significant expenditures, and failure to comply with environmental legislation may result in the assessment of administrative, civil and criminal penalties, the cancellation or suspension of regulatory permits, the imposition of investigatory or remedial obligations or the issuance of injunctions restricting or prohibiting certain activities. Under existing environmental laws and regulations, Talisman could be held strictly liable for the remediation of previously released materials or property contamination resulting from its operations, regardless of whether those operations were in compliance with all applicable laws at the time they were performed. Regulatory delays, legal proceedings and reputational impacts from an environmental incident could result in a material adverse effect on the Company's business. Increased stakeholder concerns and regulatory actions regarding shale gas development could lead to third party or governmental claims, and could adversely affect the Company's business and financial condition. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs will not have such an effect in the future.

Hydraulic Fracturing

Public concern has been expressed over the potential impact of hydraulic fracturing operations, including water aquifer contamination: other qualitative and quantitative effects on water resources as large quantities of water are used and injected fluids either remain underground or flow back to the surface to be collected, treated and disposed; and the potential for fracturing activities to induce seismic events. Regulatory authorities in certain jurisdictions have announced initiatives in response to such concerns. Federal, provincial, state, and local legislative and regulatory initiatives relating to hydraulic fracturing, as well as governmental reviews of such activities, could result in increased costs, additional operating restrictions or delays, and adversely affect Talisman's production. Public perception of environmental risks associated with hydraulic fracturing can further increase pressure to adopt new laws, regulation or permitting requirements, or lead to regulatory delays, legal proceedings and/or reputational impacts. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delay, increased operating costs, and third party or governmental claims. They could also increase the Company's costs of compliance and doing business as well as delay the development of hydrocarbon (natural gas and oil) resources from shale formations, which may not be commercial without the use of hydraulic fracturing.

Due to the adoption of legal restrictions in New York, or if legal restrictions are adopted in other areas where Talisman is currently conducting or in the future plans to conduct operations, Talisman may incur additional costs to comply with such requirements that may be significant in nature, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from the drilling of wells. In addition, if hydraulic fracturing becomes more regulated, the Company's fracturing activities could become subject to additional permitting requirements and result in permitting delays as well as potential increases in costs. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

Greenhouse Gas Emissions

Talisman is subject to various GHG emissions-related legislation. Current GHG emissions legislation does not result in material compliance costs, but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in jurisdictions with existing GHG legislation (e.g., UK, Norway, United States and Canada, notably Alberta and British Columbia) as well as in regions which currently do not have GHG emissions legislation and jurisdictions where GHG emissions legislation is emerging or is subject to change. Talisman monitors GHG legislative developments in all areas that the Company operates. Potential new or additional GHG legislation, and associated compliance costs, may have a material impact on the Company.

38       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

Environmental and Decommissioning Liabilities

Talisman is involved in the operation and maintenance of facilities and infrastructure in difficult and challenging areas, including offshore, deepwater, jungle and desert environments. Despite Talisman's implementation of health, safety and environmental standards, there is a risk that accidents or regulatory noncompliance can occur, the outcomes of which, including remedial work or regulatory intervention, cannot be foreseen or planned for. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for decommissioning liabilities in its annual Consolidated Financial Statements in accordance with IFRS. Additional information regarding decommissioning liabilities is set forth in the notes to the annual Consolidated Financial Statements. The process of estimating decommissioning liabilities is complex and involves significant uncertainties concerning the timing of the decommissioning activity; legislative changes; technological advancement; regulatory, environmental and political changes; and the appropriate discount rate used in estimating the liability. Any change to these assumptions could result in a change to the decommissioning liabilities to which Talisman is subject. In Talisman's North Sea operations, changes in these assumptions would potentially have a significant impact on the Company's decommissioning liabilities because of the assessed size of these future costs. Any changes to decommissioning estimates influence the value of letters of credit to be provided pursuant to the decommissioning security agreements. There can be no assurances that the cost estimates and decommissioning liabilities are materially correct and that the liabilities will occur when predicted. In addition, Talisman is often jointly and severally liable for the decommissioning costs associated with Talisman's various operations and could, therefore, be required to pay more than its net share.

Attraction, Retention and Development of Personnel

Successful execution of the Company's plans is dependent on Talisman's ability to attract and retain talented personnel who have the skills necessary to deliver on the Company's strategy and maintain safe operations. This includes not only key talent at a senior level, but also individuals with the professional and technical skill sets critical for Talisman's business, particularly geologists, geophysicists, engineers, accountants and other specialists. As labour demand remains high and a greater percentage of the population reaches retirement age, retention concerns are also heightened. In North America, Talisman competes for talent in two very competitive markets – Calgary and Houston. If the Company is unable to attract and retain highly qualified petrotechnical people in these markets, its ability to deliver may be significantly compromised. In addition, in the North Sea, high project activity has compounded competition for labour, posing an increased retention risk. In Asia, energy demand driven by economic growth has resulted in higher levels of activity in the sector and created strong competition for skilled technical staff. National oil companies and joint arrangement activities may also impose requirements to develop their national talent, increase secondee assignments, and employ local nationals.

Information Systems

Many of Talisman's business processes depend on the availability, capacity, reliability and security of the Company's information technology ("IT") infrastructure and Talisman's ability to expand and continually update this infrastructure in response to the Company's changing needs. The Company's IT systems are increasingly integrated in terms of geography, number of systems, and key resources supporting the delivery of IT systems. The performance of Talisman's key suppliers is critical to ensure appropriate delivery of key services. Any failure to manage, expand and update the Company's IT infrastructure, any failure in the extension or operation of this infrastructure, or any failure by the Company's key resources or service providers in the performance of their services could materially and adversely harm Talisman's business.

The ability of the IT function to support Talisman's business in the event of a disaster such as fire, flood or loss/denial of any of the Company's DataCentres or major office locations and Talisman's ability to recover key systems from unexpected interruptions cannot be fully tested and there is a risk that, if such an event actually occurs, the business continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a DataCentre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner.

In addition, the increasing risk of information security breaches, including more sophisticated attempts often referred to as advanced persistent threats, requires Talisman to continually improve its ability to detect and prevent such occurrences. Disruption of critical IT services, or breaches of information security, could have a negative effect on Talisman's operational performance and earnings, as well as on the Company's reputation.

Egress and Gas & Liquids Buyers

As increasing volumes of natural gas and liquids are brought onstream by Talisman and others, transportation and processing infrastructure capacity may, at times, be exceeded before capacity additions become available. In such an event, there is a risk that the transportation and/or processing of some of the Company's production may be restricted or delayed until pipeline connection or infrastructure additions are complete. For example, Colombia's oil export infrastructure generally continues to operate close to or at capacity, pending capacity additions which are at various stages of commissioning, approval and/or construction. Talisman and Equion currently have access to sufficient capacity in the key Ocensa pipeline, allowing access to the Coveñas terminal and international markets. In addition, Equion has access to Oleoducto de Colombia, a parallel line from Vasconia to Coveñas. As Talisman's production in Colombia grows, the Company may not be able to secure sufficient upstream pipeline access into the

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       39

Ocensa pipeline as soon as it is required. If Talisman is unable to negotiate access to additional upstream pipeline capacity or to employ trucking as an alternative, Talisman's production may be restricted or delayed and/or netbacks may be reduced on a portion of Talisman's production. In the Eagle Ford play, Talisman has acquired sufficient access to infrastructure for both liquids and gas for the near and medium term. Ensuring that Talisman holds sufficient transportation capacity to take gas supplies from the Marcellus area, which has seen a significant growth in production, to areas with liquid markets is critical to ensuring the ability to flow production on an unrestricted basis as well as to maximize the value for Talisman's production. Another associated risk will be the availability and diversity of contract and credit-enabled buyers. Should Talisman be unable to secure access to infrastructure and qualified buyers for its production, the Company could face reduced production and/or materially lower prices on some portion of production, which in turn could adversely affect the Company's operating results.

Interest Rates

The Company is exposed to interest rate risk principally by virtue of its borrowings. Borrowing at floating rates exposes Talisman to short-term movements in interest rates. Borrowing at fixed rates exposes Talisman to reset risk associated with debt maturity. Most of the Company's debt is issued at fixed interest rates; therefore, the Company's main exposure to changes in interest rates would occur in respect of short-term investments or borrowings in the event that substantial cash balances are invested in or owed to the Company.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including suppliers and coventurers and counterparties to commodity sale/purchase agreements, interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations or settle their liabilities to the Company, the Company may suffer losses, may have to proceed on a sole risk basis, may have to forgo opportunities or may have to relinquish leases or blocks. The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. While the Company maintains a risk management system that limits exposures to any one counterparty, losses due to the failure by counterparties to fulfil their contractual obligations may adversely affect Talisman's financial condition.

Competitive Risk

The global oil and gas industry is highly competitive. Talisman faces significant competition and many of the Company's competitors have resources in excess of Talisman's available resources. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production, and industry personnel, including, but not limited to, geologists, geophysicists, engineers and other specialists that enable the business. Many of Talisman's competitors have the ability to pay more for seismic and lease rights in crude oil and natural gas properties and exploratory prospects. They can define, evaluate, bid for and purchase a greater number of properties and prospects than Talisman's financial or human resources permit. If the Company is not successful in the competition for oil and gas reserves or in the marketing of production, Talisman's financial condition and results of operations may be adversely affected. Many of the Company's competitors have resources substantially greater than Talisman's and have established positions in countries in which Talisman may seek new entry and, as a consequence, the Company may be at a competitive disadvantage. Typically during times of high commodity prices or increased industry activity, drilling and operating costs will also increase. These competitive forces may also lead to an overall increase in costs, which could have a negative impact on the Company's financial results.

Corruption & Fraud

Talisman's operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. Talisman requires all employees to participate in ethics awareness training, which includes Talisman's policies against giving or accepting money or gifts in certain circumstances. Despite the training and policies, it is possible that Talisman, or some of its employees or contractors, could be charged with bribery or corruption. If Talisman is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, Talisman could be subject to onerous penalties. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations or bribery or corruption convictions could impair Talisman's ability to work with governments or non-governmental organizations. Such convictions or allegations could result in the formal exclusion of Talisman from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization, reputational impacts and increased investor concern.

Advisories

Forward-Looking Statements

This MD&A contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this

40       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

MD&A, including under the heading "Risk Factors". This forward-looking information includes, but is not limited to, statements regarding:

•
Business strategy, plans and priorities;

•
Completion of the Arrangement;

•
Expected capital expenditures, timing and planned focus of such spending;

•
The estimated impact on Talisman's financial performance from changes in production volumes, commodity prices and exchange rates;

•
The effects of the hedging program;

•
Expected sources of capital to fund the Company's capital program and potential acquisitions, investments or dispositions;

•
Anticipated funding of the decommissioning liabilities;

•
Expected future payment commitments and the estimated timing of such payments, including share-based payments expense in future periods;

•
Targeted dispositions, farm-outs, or joint ventures of non-core assets and the expected timing and value of such dispositions;

•
Intended restricted capital to be invested in the TSEUK joint venture;

•
Expected increase in cash flow;

•
Expected spending and allocation of spending;

•
Expected production and higher margin production growth;

•
Expected completion of negotiations and amendments to all DSA's; and

•
Other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The Company's priorities and goals disclosed in this MD&A are objectives only and their achievement cannot be guaranteed.

Statements concerning oil and gas reserves contained in this MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2015 assumes escalating commodity prices. Closing of the Repsol transaction is subject to receipt of certain regulatory approvals and contractual conditions.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary, and, in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A. The material risk factors include, but are not limited to:

•
The risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas;

•
Risks and uncertainties involving geology of oil and gas deposits;

•
Risks associated with project management, project delays and/or cost overruns;

•
Uncertainty related to securing sufficient egress and access to markets;

•
The uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       41

•
The uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;

•
Risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•
Fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;

•
Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of expenditure for oil and gas exploration and development. Downward trends in commodity prices could result in downward adjustments to the Company's estimated reserves and asset values which could result in further impairment of assets;

•
The outcome and effects of any future acquisitions and dispositions;

•
Health, safety, security and environmental risks, including risks related to the possibility of major accidents;

•
Environmental, regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;

•
Uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets;

•
Risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);

•
Risks related to the attraction, retention and development of personnel;

•
Changes in general economic and business conditions;

•
Risks associated with the completion of the Arrangement;

•
The possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and

•
Results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included in the Company's most recent AIF. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

As used in the context of Talisman's Colombian assets, long-term testing indicates continuous well production going to market at the most recent weekly average. A permit for long-term testing is required for a well to produce oil until the permit for full field development has been granted.

Reserves Data and Other Oil and Gas Information

An exemption granted to Talisman permits it to disclose internally evaluated reserves data. Any reserves data contained in this MD&A reflects Talisman's internally-generated estimates of its reserves.

Non-Core Assets/Properties

In this MD&A, all references to "core" or "non-core" assets and properties align with the Company's current public disclosures regarding its assets and properties.

Gross Production

Throughout this MD&A, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed "Net Production After Royalties" in Talisman's most recent 40-F for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Netbacks

Talisman discloses its Company netbacks in this MD&A. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

42       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

Abbreviations and Definitions

The following abbreviations and definitions are used in this MD&A:

AIF	Annual Information Form
bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
CGU	Cash generating unit
C$	Canadian dollar
DD&A	Depreciation, depletion and amortization
DSA	Decommissioning Security Agreements
DSU	Deferred share unit
E&E	Exploration and evaluation
EU	European Union
G&A	General and administrative
GAAP	Generally Accepted Accounting Principles
GHG	Greenhouse gas emissions
gj	gigajoule
HHLD	Henry Hub Last Day
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IQRE	International Qualified Reserves Evaluator
LIBOR	London Interbank Offered Rate
LLS	Light Louisiana
LNG	Liquefied Natural Gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
mmcfe/d	million cubic feet equivalent per day
MWh	megawatt hour
NGL	Natural Gas Liquids
NI	National Instrument
NOK	Norwegian kroner
NYMEX	New York Mercantile Exchange
PGN	PT Perusahaan Gas Negara (Persero), Tbk
PP&E	Property, plant and equipment
PRT	Petroleum Revenue Tax
PSC	Production Sharing Contract
PSU	Performance share unit
RSU	Restricted share unit
SEC	US Securities and Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$ or $	United States dollar
WCS	Western Canadian Select
WTI	West Texas Intermediate

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014       43

Gross production means Talisman's interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and equivalency factors

Imperial	Metric
1 ton	= 0.907 tonnes
1 acre	= 0.40 hectares
1 barrel	= 0.159 cubic metres
1 cubic foot	= 0.0282 cubic metres

44       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2014

TALISMAN ENERGY INC.

Suite 2000, 888 – 3rd Street SW
Calgary, Alberta, Canada T2P 5C5

P 403.237.1234  F 403.237.1902
 E tlm@talisman-energy.com

www.talisman-energy.com

QuickLinks

  Exhibit 99.6